4/11

07022559

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Brompton Equal Weight Oil & Gas Income Fund

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

APR 16 2007

THOMSON FINANCIAL

FILE NO. 82- 35036

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE: 4/11/07

[redacted]

SEC MAIL
RECEIVED
PROCESSING
APR - 9 2007
WASH. D.C.
186
SECTION

INCOME FUND

AR/S
12-31-06

ANNUAL INFORMATION FORM

March 28, 2007

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual information form constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Manager believes the expectations reflected in forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this annual information form should not be unduly relied upon. These statements speak only as of the date of this annual information form.

In particular, this annual information form may contain forward-looking statements pertaining to distributable cash and Distributions. The actual results could differ materially from those anticipated in these forward-looking statements as a result of, among other things, the risk factors set out in this annual information form. The Manager does not undertake any obligation to publicly update or revise any forward-looking statements.

TABLE OF CONTENTS

GLOSSARY OF TERMS

In this Annual Information Form, the following terms shall have the meanings set forth below, unless otherwise indicated.

"Additional Distributable Amount" means, with respect to any taxation year of the Fund, the amount, if any, by which the aggregate of the Net Income and Net Capital Gains, less any Net Capital Gains the tax on which would be refundable to the Fund in the current year under Part I of the Income Tax Act, for such taxation year exceeds the aggregate distributable cash paid or payable by the Fund for such taxation year.

"Advisor" means Brompton Capital Advisors Inc., or such other Advisor as may be appointed from time to time by the Manager on behalf of the Fund.

"Advisory Agreement" means the advisory agreement dated as of October 4, 2004 among the Fund, the Manager and the Advisor, as it may be amended from time to time.

"Brompton" means the Brompton Group of Companies.

"Brompton Funds" means Brompton Funds LP, which is in the business of managing investment funds, and its general partner, BFGP Limited.

"Business Day" means any day except Saturday, Sunday, a statutory holiday in Toronto, Ontario or any other day on which the TSX is not open for trading.

"CDS" means CDS Clearing & Depository Services Inc. and includes any successor corporation or any other depository subsequently appointed by the Fund as the depository in respect of the book-entry-only units.

"CDS Participant" means a broker, dealer, bank or other financial institution or other person for whom, from time to time, CDS effects book entries for the book-entry-only units deposited with CDS.

"CRA" means the Canada Revenue Agency.

"Custodian" means RBC Dexia Investor Services Trust in its capacity as custodian under the Custodian Agreement, as appointed from time to time by the Manager.

"Custodian Agreement" means the custodian agreement entered into by the Manager, on behalf of the Fund, and The Royal Trust Company dated as of October 4, 2004, and assigned by The Royal Trust Company to the Custodian as of December 23, 2005, as it may be amended from time to time.

"Declaration of Trust" means the declaration of trust governing the Fund, as it may be amended and amended and restated from time to time, which is described in sections 1.1 and 1.2 of this Annual Information Form.

"Distribution(s)" means the cash and *in specie* distributions which are paid by the Fund to Unitholders.

"Extraordinary Resolution" means a resolution passed by the affirmative vote of at least $66^2/_3$% of the votes cast, either in person or by proxy, at a meeting of Unitholders called for the purpose of approving such resolution.

"Fund" means Brompton Equal Weight Oil & Gas Income Fund.

"Fund Investment" means an investment acquired and adjusted by the Fund in accordance with the Investment Guidelines and Rebalancing Criteria and subject to the Investment Restrictions, and **"Fund Investments"** means more than one Fund Investment taken collectively.

"Fund Property" means the property and assets of the Fund.

"Income Fund" means a trust, limited partnership or other entity structured to own, directly or indirectly: (i) debt and/or equity of an underlying company or other entity which carries on an active business; (ii) income producing real estate assets; or (iii) a royalty on revenues generated by an underlying business activity, including consumer funds, industrial funds, oil and gas funds, power and pipeline funds, real estate investment trusts and resource funds.

"Income Tax Act" means the *Income Tax Act* (Canada), as now or hereafter amended, or successor statutes, and shall include regulations promulgated thereunder.

"Investment Guidelines" means the investment guidelines of the Fund as set forth in the Declaration of Trust described in section 1.2.2 of this Annual Information Form.

"Investment Objectives" means the investment objectives of the Fund as set forth in the Declaration of Trust described in section 1.2.1 of this Annual Information Form.

"Investment Restrictions" means the investment restrictions of the Fund as set forth in the Declaration of Trust, including without limitation those described in section 2.0 of this Annual Information Form.

"Loan Facility" means the loan facility described in section 14.1 of this Annual Information Form.

"Management Agreement" means the management agreement dated as of September 28, 2004 between the Manager and the Trustee, on behalf of the Fund, as it may be amended from time to time.

"Management Fee" means the management fee payable to the Manager pursuant to the Management Agreement and the Declaration of Trust described in section 8.1.1 of this Annual Information Form.

"Manager" means the manager and administrator of the Fund, namely Brompton Funds Management Limited, or if applicable, its successor.

"Net Asset Value" means the net asset value of the Fund, as determined in accordance with the Declaration of Trust as described in section 5.0 of this Annual Information Form.

"Net Asset Value per Unit" means the Net Asset Value divided by the total number of Units outstanding on any Valuation Date.

"Net Capital Gains" of the Fund for a taxation year means the amount, if any, by which:

(i) the capital gains realized by the Fund in the taxation year;

exceeds the aggregate of

(ii) the capital losses incurred by the Fund in the taxation year;

(iii) the unapplied capital losses incurred by the Fund in the preceding taxation years, to the extent that they may be, and are applied against capital gains realized by the Fund in the taxation year; and

(iv) any Net Loss of the Fund for the year and, if the Trustee so determines, any unapplied non-capital losses (as defined in the Income Tax Act) of the Fund for preceding years of the Fund, in each case multiplied by the reciprocal of the applicable fraction in paragraph 38(a) of the Income Tax Act.

For this purpose, "capital gains" and "capital losses" shall be computed in accordance with the provisions of the Income Tax Act.

"Net Income" or "Net Loss" of the Fund for a taxation year means the amount, if any, by which the income or loss of the Fund for such taxation year computed in accordance with the provisions of the Income Tax Act, other than paragraph 82(1)(b) and subsection 104(6) thereof and disregarding any designations made by the Fund under subsection 104(19) of the Income Tax Act, without reference to the Fund's "capital gains" or "capital losses" (as those terms are defined in the Income Tax Act) for the taxation year, exceeds the non-capital losses of the Fund (as defined in the Income Tax Act) for any preceding taxation years of the Fund, to the extent that they may be, and are deducted in computing taxable income of the Fund for such taxation year for the purposes of the Income Tax Act.

"Oil & Gas Income Trust" means an Income Fund where the principal underlying business is the conventional production and sale of oil and/or natural gas.

"Ordinary Resolution" means a resolution passed by the affirmative vote of at least 50% of the votes cast, either in person or by proxy, at a meeting of Unitholders called for the purpose of approving such resolution.

"Rebalancing Criteria" means the rebalancing criteria set forth in the Declaration of Trust, described in section 1.2.3 of this Annual Information Form.

"Redemption Date" means the second last Business Day of November of each year.

"Redemption Payment Date" means the date on or before the tenth Business Day of the month following the Redemption Date.

"Service Fee" means the fee required to be paid by the Fund to the Manager, who is in turn required to pay such fee in an equivalent amount to dealers, all in accordance with the Declaration of Trust, as described in section 8.1.2 of this Annual Information Form.

"Tax Proposals" means all specific proposals to amend the Income Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof.

"Termination Date" means the date the Fund is terminated in accordance with the Declaration of Trust, as described in section 3.4 of this Annual Information Form.

"Total Assets" means the aggregate value of the assets of the Fund determined in accordance with the Declaration of Trust as described in section 4.0 of this Annual Information Form.

"Trustee" means Computershare Trust Company of Canada, in its capacity as trustee under the Declaration of Trust.

"TSX" means the Toronto Stock Exchange.

"Unitholder(s)" means holder(s) of the Units.

"Unit" means one transferable, redeemable trust unit of the Fund, representing an equal, fractional and undivided beneficial interest in the Fund Property net of all liabilities of the Fund. **"Units"** represents more than one transferable, redeemable trust unit of the Fund.

"Valuation Date" means, at a minimum, Thursday of each week, or if any Thursday is not a Business Day, the immediately preceding Business Day, and the last Business Day of each month, and includes any other date on which the Manager elects, in its discretion, to calculate the Net Asset Value per Unit.

1.0 NAME, FORMATION AND HISTORY

1.1 General

Brompton Equal Weight Oil & Gas Income Fund is a closed-end investment trust with a registered office located at Suite 2930, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3. The Fund was established under the laws of the Province of Ontario pursuant to a declaration of trust dated September 28, 2004 as amended and as amended and restated from time to time. The material amendment to the Declaration of Trust is the amendment dated November 9, 2005, to change certain Investment Guidelines and Investment Restrictions of the Fund, which was approved by Unitholders at a special meeting of the Fund.

1.2 Declaration of Trust

1.2.1 Investment Objectives and Strategy

The Declaration of Trust provides that the Investment Objectives of the Fund are to provide Unitholders with the benefits of high monthly cash Distributions and low management fees together with the opportunity for capital appreciation by investing in an equally weighted diversified portfolio of Oil & Gas Income Trusts on a passive basis. The Fund will seek to achieve its Investment Objectives by investing the Fund Property in a portfolio comprising an approximate equal dollar amount of securities of each Oil & Gas Income Trust listed on the TSX that satisfies the Investment Guidelines and Investment Restrictions and by rebalancing the portfolio in accordance with the Rebalancing Criteria.

1.2.2 Investment Guidelines

(a) Each Oil & Gas Income Fund included in the portfolio will:

- (i) operate principally as a conventional producer of oil and/or gas;
- (ii) have a minimum market capitalization of at least $500 million at the time of investment, subject to the Rebalancing Criteria;
- (iii) currently pay a regular distribution; and
- (iv) be listed for trading on the TSX.

During temporary periods when the Fund Property may not be fully invested, the Fund Property or any portion thereof may be invested in cash or cash equivalents.

(b) To the extent practicable, the portfolio will at the time of acquisition, be equally weighted based on the Total Assets of the Fund divided by the number of Oil & Gas Income Funds included in the portfolio.

(c) Notwithstanding (a) and (b) above, the portfolio shall at all times comprise, at a minimum, the 15 largest Oil & Gas Income Funds measured on the basis of market capitalization.

(d) In exceptional circumstances, the Manager may exercise its discretion to exclude or remove from the portfolio any Oil & Gas Income Trust where the Manager considers that facts unrelated to the business of such Oil & Gas Income Trust may have a material adverse effect on the market price or value of such Oil & Gas Income Trust's securities.

1.2.3 Rebalancing Criteria

The Declaration of Trust provides that the portfolio will be rebalanced quarterly to adjust for changes in the market value of investments, to add any Oil & Gas Income Trust which at the time of rebalancing newly qualify for inclusion and to remove any Oil & Gas Income Trust having a market capitalization of less than $350 million or that otherwise no longer meet the Investment Guidelines or Investment Restrictions. Between rebalancing dates, the Fund, at the discretion of the Manager, may invest amounts available for working capital purposes under the Loan Facility in public offerings of new Oil & Gas Income Trusts that qualify for inclusion in the portfolio. In order to rebalance the portfolio or to determine the maximum amount that may be invested in any public offerings of new Oil & Gas Income Funds that qualify for inclusion in the portfolio in between rebalancing dates, the Manager will calculate the market value of the portfolio as at the applicable rebalancing date and divide such market value by the number of Oil & Gas Income Trusts which are then eligible to be included in the portfolio. Rebalancing transactions will be completed as soon as practicable thereafter.

1.2.4 General

The Declaration of Trust also provides for the administration of the Fund and governs matters including, without limitation, the powers of the Trustee, the issue and sale of Units, the form and content of Unit certificates, the registration and the transfer of Units, the redemption and repurchase of Units, Distributions to Unitholders, the provision of management and administration, portfolio advisory and custodial services to the Fund, the limitation on the liability of the Unitholders, the Trustee and other parties and the termination of the Fund.

The Amended and Restated Declaration of Trust dated November 9, 2005 was amended as of November 8, 2006 to permit the Manager to allow for the withdrawal of redemption notices prior to the redemption date. The Declaration of Trust was further amended as of December 20, 2006 to permit the Fund to designate as part of the redemption price any capital gains realized by the Fund during the year in which the redemption occurs.

Pursuant to the Declaration of Trust, the Trustee has retained Brompton Funds Management Limited as the Manager of the Fund and the Manager, on behalf of the Fund, has retained Brompton Capital Advisors Inc. as the Advisor and RBC Dexia Investor Services Trust as the Custodian of the Fund Property.

2.0 INVESTMENT RESTRICTIONS

The Fund is not considered to be a mutual fund under the securities legislation of the provinces and territories of Canada. Consequently, the Fund is not subject to the various policies and regulations that apply to conventional mutual funds under such legislation. However, the Fund is subject to certain other requirements and restrictions contained in securities legislation, including National Instrument 81-106 *Investment Fund Continuous Disclosure*, which governs the continuous disclosure obligations of investment funds, such as the Fund.

The Declaration of Trust sets out the Investment Restrictions to which the Fund is subject. The following Investment Restrictions relate to certain matters arising out of the Income Tax Act and provide that the Fund will not:

(a) purchase the securities of an issuer for the purpose of exercising control over management of that issuer;

(b) make or hold any investment that would result in the Fund failing to qualify as a "unit trust" within the meaning of paragraph 108(2)(b) of the Income Tax Act. In order for the Fund to so qualify:

   (i) at all times at least 80% of the property of the Fund must consist of a combination of: shares; property that, under the terms or conditions of which or under an agreement, is convertible into, exchangeable for, or confers a right to acquire shares; bonds, debentures, mortgages, hypothecary claims, notes and other similar obligations; marketable securities; cash; real property situated in Canada and interests in real property situated in Canada; or rights to and interests in any rental or royalty computed by reference to the amount or value of production from a natural accumulation of petroleum or natural gas in Canada, from an oil or gas well in Canada or from a mineral resource in Canada;

   (ii) not less than 95% of the Fund's income for each year must be derived from, or from the disposition of, investments described in (i) above; and

   (iii) at no time may more than 10% of the Fund's property consist of bonds, securities or shares in the capital stock of any one corporation or debtor other than Her Majesty in right of Canada or a province or a Canadian municipality;

(c) make or hold any investment that would result in the Fund failing to qualify as a "mutual fund trust" within the meaning of the Income Tax Act; or

(d) invest in the securities of any non-resident corporation or trust or other non-resident entity if the Fund would be required to mark its investment in such securities to market in accordance with proposed section 94.2 of the Income Tax Act or to include any significant amounts in income pursuant to proposed sections 94.1 or 94.3 of the Income Tax Act, as set forth in the proposed amendments to the Income Tax Act dealing with foreign investment entities introduced as part of Bill C-33 ("Bill C-33"), which received first reading in the House of Commons on November 22, 2006 (or amendments to such proposals, provisions as enacted into law or successor provisions thereto).

The Units are qualified investments under the Income Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

During the year-ended December 31, 2006, the Fund has not deviated from the rules under the Income Tax Act that apply to the status of the Units qualifying for inclusion in registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans registered under the Income Tax Act.

3.0 DESCRIPTION OF SECURITIES

3.1 The Units

The Fund is authorized to issue an unlimited number of a single class of transferable, redeemable units of beneficial interest, each of which represents an equal undivided interest in the net assets of the Fund. Each Unit entitles the holder to the same rights and obligations as a holder of any other Unit and no holder of Units is entitled to any privilege, priority or preference in relation to any other holder of Units. On the redemption of Units, however, the Fund may, in its sole discretion, designate payable to the redeeming Unitholder, as part of the redemption price any capital gain realized by the Fund in the taxation year of the Fund in which the redemption occurred. Each holder of Units is entitled to one vote for each whole Unit held and is entitled to participate equally with respect to any and all Distributions made by the Fund, including distributions of Net Income and Net Capital Gains, if any. On termination or liquidation of the Fund, the holders of outstanding Units of record are entitled to receive on a *pro rata* basis all of the assets of the Fund remaining after payment of all debts, liabilities and liquidation expenses of the Fund. The Declaration of Trust permits fractions of Units to be issued which have the same rights, restrictions, conditions and limitations attaching to whole Units in the proportion which they bear to a whole Unit, except that fractional Units do not have the right to vote.

On December 16, 2004, the *Trust Beneficiaries' Liability Act, 2004* (Ontario) came into force. This statute provides that holders of units of a trust are not, as beneficiaries, liable for any act, default, obligation or liability of the trust if, when the act or default occurs or the liability arises, (i) the trust is a reporting issuer under the *Securities Act* (Ontario), and (ii) the trust is governed by the laws of Ontario. The Fund is a reporting issuer in each of the provinces and territories of Canada, and it is governed by the laws of Ontario by virtue of the provisions of the Declaration of Trust.

3.2 Distributions

Distributions are payable to Unitholders of record on the last Business Day of each month, to be paid no later than the tenth Business Day of the subsequent month. Monthly cash Distributions are primarily derived from distributions received from the Fund Investments, less estimated expenses and estimated taxes payable by the Fund, if any. The Fund includes in each monthly Distribution one-third of the quarterly distribution expected to be received from those Fund Investments which pay distributions on a quarterly basis.

The level of Distributions paid by the Fund to Unitholders depends upon the distributions received from the Fund Investments and as such is expected to fluctuate from month to month. There can be no assurance that the Fund will make any Distribution in any particular month or months.

The Fund has also adopted a distribution reinvestment plan pursuant to which Distributions paid to Unitholders may be reinvested, automatically on each Unitholders' behalf at the option of such Unitholder, to purchase additional Units in accordance with the plan. Notwithstanding the availability of the plan, all Distributions to non-resident Unitholders under the plan are paid in cash and may not be reinvested.

Many of the issuers of the securities in which the Fund invests are entitled to tax deductions relating to the nature of their assets, with the result that their cash Distributions exceed the amount required to be included in the income of the recipients. As a result, cash Distributions received by Unitholders from the Fund in a year can exceed the amount required to be included in their income for tax purposes. The proportion of the Distributions characterized as a return of capital will be affected by Net Capital Gains realized by the Fund. To the extent that the Fund has received distributions from Oil & Gas Income Trusts included in the portfolio as a return of capital that reduced the adjusted cost base of such securities to the Fund, the Fund may realize a capital gain if such securities are sold, including on rebalancing. In addition, the Fund may realize a capital gain on sales, including rebalancing, if the securities of the Oil & Gas Income Trusts sold have appreciated in value. Such capital gains will reduce the proportion of the Distributions characterized as a return of capital.

The Fund is subject to tax under Part I of the Income Tax Act on the amount of its income for tax purposes for the year, including net realized taxable capital gains, less the portion thereof that it claims in respect of the amounts paid or payable to Unitholders in the year. Provided the Fund makes Distributions in each year of its Net Income and Net Capital Gains, and provided the Fund deducts in computing its income the full amount available for deduction in each year, the Fund will not generally be liable for income tax under Part I of the Income Tax Act. In order to ensure this result, the Declaration of Trust provides that, if necessary, an Additional Distributable Amount will be automatically payable in each year to Unitholders of record on December 31. The Additional Distributable Amount may be necessary where the Fund realizes income for tax purposes which is in excess of the monthly Distributions paid or made payable to Unitholders during the year. In the event that the Fund does not have cash in an amount sufficient to pay the full amount of the Additional Distributable Amount, the Additional Distributable Amount may, at the option of the Trustee, be satisfied by the issuance of additional Units having a value equal to the cash shortfall. Following such issue of additional Units, the outstanding Units of the Fund will be automatically consolidated on a basis such that the number of consolidated Units (before giving effect to any redemption of Units on such date) is equal to the number of Units outstanding immediately preceding payment of such Additional Distributable Amount, except in the case of a non-resident Unitholder if tax was required to be withheld in respect of the Distribution. Additional information regarding tax matters is set out in section 11.0.

3.3 Amendment of the Declaration of Trust

3.3.1 Amending of the Declaration of Trust by the Trustee

The Declaration of Trust provides that the Trustee is entitled to amend the Declaration of Trust without consent of, or notice to, the Unitholders to:

(i) remove any conflicts or other inconsistencies which may exist between any terms of the Declaration of Trust and any provisions of any law, regulation or requirements of any governmental authority applicable to or affecting the Fund;

(ii) make any change or correction which is of a typographical nature or is required to cure or correct any ambiguity or defective or inconsistent provision, clerical omission, mistake or manifest error contained therein;

(iii) bring the Declaration of Trust into conformity with applicable laws, rules and policies of Canadian securities regulators or with current practice within the securities or investment fund industries, provided such amendments do not, in the opinion of the Manager, adversely affect the pecuniary value of the interest of the Unitholders or restrict any protection for the Trustee or the Manager or increase their respective responsibilities;

(iv) maintain the status of the Fund as a "mutual fund trust" and a "registered investment" for the purposes of the Income Tax Act or to respond to amendments to such Act or to the interpretation or administration thereof; or

(v) provide added protection or benefit to Unitholders.

3.3.2 Amending of the Declaration of Trust by the Unitholders

The Declaration of Trust provides that except as otherwise required by the Declaration of Trust (which exceptions are summarized below), the Declaration of Trust may be amended by an Ordinary Resolution of the Unitholders. The Declaration of Trust provides that the following may only be amended provided that Unitholders holding at least 10% of the Units outstanding on the record date of the meeting vote in favour of such Ordinary Resolution for the following:

(i) any termination of the Management Agreement other than termination in circumstances where the Manager has been removed by the Trustee pursuant to the Declaration of Trust or the Management Agreement or the Manager has resigned;

(ii) any liquidation, dissolution or termination of the Fund;

(iii) the sale of all or substantially all of the assets of the Fund other than in the ordinary course of business; and

(iv) any amendment to the above provisions except as permitted by the Declaration of Trust.

The Declaration of Trust provides that the following may only be undertaken with the approval of Unitholders by an Extraordinary Resolution:

(i) the termination of the Trustee or any one of its affiliates as the trustee of the Fund;

(ii) any change in the Investment Guidelines, Rebalancing Criteria or Investment Restrictions, unless such changes are necessary to ensure compliance with applicable laws, regulations or other requirements imposed by applicable regulatory authorities from time to time;

(iii) any material change in the Management Agreement, other than its termination;

(iv) any increase in the fee paid to the Manager;

(v) any amendment, modification or variation in the provisions or rights attaching to the Units;

(vi) any issue of Units for net proceeds per Unit less than the most recently calculated Net Asset Value per Unit prior to the date of the setting of the subscription price by the Fund;

(vii) any change in the frequency of calculating Net Asset Value per Unit to less often than weekly; and

(viii) any amendment to the above provisions , except as permitted by the Declaration of Trust.

The Declaration of Trust also provides that holders of not less than 10% of the then outstanding Units are entitled to requisition the Trustee to call a meeting of Unitholders for the purpose stated in the requisition. Unitholders are also entitled to redeem Units pursuant to the terms of the Declaration of Trust, which redemption rights are set out in further detail in section 7.0.

3.4 Termination of the Fund

Pursuant to the Declaration of Trust, the Fund does not have a fixed termination date but may be terminated at any time upon not less than 90 days written notice to the Manager from the Trustee with the approval of Unitholders by an Ordinary Resolution, provided that Unitholders holding at least 10% of the Units outstanding on the record date of the meeting vote in favour of such Ordinary Resolution. In addition to such termination upon the approval of the Unitholders, the Declaration of Trust also provides that the Fund may be terminated in the following circumstances:

- In the event that the Manager resigns and no new Manager is appointed by the Trustee within 120 days of the Manager giving notice to the Trustee of such resignation, the Fund will automatically terminate on the date which is 60 days following the end of such 120 day period.

- The Manager may, in its discretion, terminate the Fund without the approval of Unitholders if, in its opinion, it would be in the best interests of the Unitholders.

The Declaration of Trust further provides that prior to a Termination Date, the Manager will instruct the Advisor to convert the Fund Investments to cash to the extent practicable and will satisfy or make appropriate provision for all liabilities of the Fund. The Declaration of Trust permits that the Manager may, in its discretion and upon not less than 30 days notice to the Unitholders, postpone the Termination Date by a period of up to 180 days if the Advisor advises the Manager that it will be unable to convert all of the Fund Investments to cash prior to the original Termination Date and the Manager determines that it would be in the best interests of the Unitholders to do so. Upon termination, the Declaration of Trust provides that the Fund will distribute to Unitholders their *pro rata* portions of the remaining assets of the Fund which will include cash and, to the extent liquidation of certain assets is not practicable or the Manager considers such liquidation not to be appropriate prior to the Termination Date, such unliquidated assets *in specie* rather than in cash.

4.0 VALUATION OF PORTFOLIO SECURITIES

Under the Declaration of Trust, the calculation of Total Assets on a Valuation Date is to be determined as follows:

(a) the value of any cash on hand or on deposit, bill, demand note, account receivable, prepaid expense, distribution, dividend or other amount received (or declared to holders of record of securities owned by the Fund on a date before the Valuation Date as of which the Total Assets are being determined, and to be received) and interest accrued and not yet received shall be deemed to be the full amount thereof provided that if the Manager has determined that any such deposit, bill, demand note, account receivable, prepaid expense, distribution, dividend or other amount received (or declared to holders of record of securities owned by the Fund on a date before the Valuation Date as of which the Total Assets are being determined, and to be received) or interest accrued and not yet received is not otherwise worth the full amount thereof, the value thereof shall be deemed to be such value as the Manager determines to be the fair market value thereof;

(b) the value of any bonds, debentures, and other debt obligations shall be valued by taking the average of the bid and ask prices on a Valuation Date at such times as the Manager, in its discretion, deems appropriate. Short-term investments including notes and money market instruments shall be valued at cost plus accrued interest;

(c) the value of any security which is listed or traded upon a stock exchange (or if more than one, on the principal stock exchange for the security, as determined by the Manager) shall be determined by taking the latest available sale price of recent date, or lacking any recent sales or any record thereof, the simple average of the latest available offer price and the latest available bid price (unless in the opinion of the Manager such value does not reflect the value thereof and in which case the latest offer price or bid price shall be used), as at the Valuation Date on which the Total

Assets are being determined, all as reported by any means in common use, provided that for the purpose of calculating the redemption amount of the Units, the value of any such listed security will be equal to the weighted average trading price over the last three Business Days of the month in which the Redemption Date occurs;

(d) the value of any security which is traded over-the-counter will be priced at the average of the last bid and asked prices quoted by a major dealer in such securities;

(e) the value of any security or other asset for which a market quotation is not readily available will be its fair market value on the Valuation Date on which the Total Assets are being determined as determined by the Manager (generally the Manager will value such security at cost until there is a clear indication of an increase or decrease in value);

(f) any market price reported in currency other than Canadian dollars shall be translated into Canadian currency at the rate of exchange available to the Fund from the Custodian on the Valuation Date on which the Total Assets are being determined;

(g) listed securities subject to a hold period will be valued as described above with an appropriate discount as determined by the Manager and investments in private companies and other assets for which no published market exists will be valued at the lesser of cost and the most recent value at which such securities have been exchanged in an arm's length transaction which approximates a trade effected in a published market, unless a different fair market value is determined to be appropriate by the Manager; and

(h) the value of any security or property to which, in the opinion of the Manager, the above principles cannot be applied (whether because no price or yield equivalent quotations are available as above provided, or for any other reason) shall be the fair market value thereof determined in good faith in such manner as the Manager from time to time adopts.

5.0 CALCULATION OF NET ASSET VALUE

Pursuant to the Declaration of Trust, the Net Asset Value per Unit on any Valuation Date is to be calculated by dividing the Net Asset Value on such Valuation Date (calculated by subtracting the aggregate amount of the Fund's liabilities from the Total Assets) by the total number of Units outstanding on such Valuation Date. The Net Asset Value per Unit is calculated as at the close of business on each Valuation Date which is to be, at a minimum, Thursday of each week (or if any Thursday is not a Business Day, the immediately preceding Business Day) and the last Business Day of each month, and includes any other date on which the Manager elects, in its discretion, to calculate the Net Asset Value per Unit.

The Net Asset Value per Unit is calculated in Canadian dollars.

6.0 PURCHASES OF FUND UNITS

6.1 General

The Units are listed for trading on the TSX under the symbol OGF.UN and may be purchased through the facilities of the TSX. Units are freely transferable except that at no time may non-residents of Canada be the beneficial owners of a majority of the Units. Registration of interests in and transfers of the Units are made only through the book-entry only system operated by CDS and the Units must be purchased, transferred and surrendered for redemption through a CDS Participant. All rights of Unitholders must be exercised through, and all payments or other property to which such Unitholders are entitled are made or delivered by, CDS or the CDS Participant through which the Unitholder holds such Units. Upon purchase of any Units, Unitholders receive only a customer confirmation from the registered dealer which is a CDS Participant and from or through which the Units are purchased. Units may also be purchased by Unitholders under the distribution reinvestment plan as described in Section 3.2 above.

6.2 Issuer Bid

The Declaration of Trust provides that, subject to applicable law and stock exchange requirements the Fund may, in its sole discretion, from time to time purchase (in the open market or by invitation for tenders) Units for cancellation.

7.0 REDEMPTION OF SECURITIES

Subject to the Fund's right to suspend redemptions as discussed below, Unitholders are entitled to surrender Units for redemption in accordance with the Declaration of Trust in November of each year, provided the Units are surrendered at least 20 Business Days prior to the Redemption Date. The Declaration of Trust provides that Units surrendered for redemption will be redeemed on the Redemption Date at a redemption price per Unit equal to the Net Asset Value per Unit on the Redemption Date (less any costs of funding the redemption, including commissions). For the purposes of calculating this Net Asset Value per Unit, the value of the units of the Oil & Gas Income Trusts will be equal to the weighted average trading price of such security over the last three Business Days of the month of November. Payment of the redemption price will be made on or before the tenth Business Day following such Redemption Date.

A Unitholder who desires to exercise redemption privileges must do so by causing the CDS Participant through which he or she holds Units to deliver to CDS at its office in the City of Toronto on behalf of the Unitholder, a written notice of the Unitholder's intention to redeem Units. A Unitholder who desires to redeem Units should ensure that the CDS Participant is provided with notice of his or her intention to exercise the redemption right sufficiently in advance of the Redemption Date deadline so as to permit the CDS Participant to deliver a notice to CDS by 5:00 p.m. on the day which is at least 20 Business Days prior to the Redemption Date.

By causing a CDS Participant to deliver to CDS a notice of the Unitholder's intention to redeem Units, the Unitholder shall be deemed to have irrevocably surrendered his or her Units for redemption and appointed such CDS Participant to act as his or her exclusive settlement agent with respect to the exercise of such redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise, provided that the Manager may from time to time prior to the redemption date permit the withdrawal of a redemption notice on such terms and conditions as the Manager may determine, in its sole discretion, provided that such withdrawal will not adversely affect the Fund. Any expense associated with the preparation and delivery of the redemption notice will be for the account of the Unitholder exercising the redemption privilege.

Any redemption notice that CDS determines to be incomplete, not in proper form or not duly executed shall, for all purposes, be void and of no effect and the redemption privilege to which it relates shall be considered, for all purposes, not to have been exercised. A failure by a CDS Participant to exercise redemption privileges or to give effect to the settlement thereof in accordance with a Unitholder's instructions will not give rise to any obligations or liability on the part of the Fund or the Trustee to the CDS Participant or the Unitholder.

The Declaration of Trust permits the Manager to direct the Trustee to suspend the redemption of Units or payment of redemption proceeds (a) for the whole or any part of a period during which normal trading is suspended on one or more stock exchanges, options exchanges or futures exchanges on which more than 50% of the Oil & Gas Income Trusts included in the Fund Investments (by value) are listed and traded; or (b) for any period not exceeding 120 days during which the Manager determines that conditions exist which render impractical the sale of assets of the Fund or which impair the ability of the Manager to determine the value of the assets of the Fund. The suspension may apply to all requests for redemption received prior to the suspension, but for which payment has not been made, as well as to all requests received while the suspension is in effect. In such circumstances all Unitholders shall have, and shall be advised that they have, the right to withdraw their requests for redemption. The suspension shall terminate in any event on the first Business Day on which the condition giving rise to the suspension has ceased to exist provided that no other condition under which a suspension is authorized then exists. To the extent not inconsistent with official rules and regulations announced by any government body having jurisdiction over the Fund, any declaration of suspension made by the Manager shall be conclusive.

On the redemption of Units, the Fund may, in its sole discretion, designate payable to the redeeming Unitholder, as part of the redemption price any capital gain realized by the Fund in the taxation year of the Fund in which the redemption occurred.

8.0 RESPONSIBILITY FOR OPERATIONS

8.1 Manager

The Declaration of Trust provides that that Trustee shall appoint or retain a manager to manage the business and affairs of the Fund. The Trustee has appointed the Manager pursuant to the terms of the Declaration of Trust and the Management Agreement.

Brompton Funds Management Limited was formed pursuant to the Business Corporations Act (Ontario) by articles of amalgamation dated October 27, 2006. Its head office is at Suite 2930, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3. Its telephone number is (416) 642-6000 and its e-mail address is info@bromptongroup.com. The Manager was organized for the purpose of managing and administering closed-end investment funds, including the Fund and is a member of the Brompton Group of Companies.

Pursuant to the Management Agreement, the Manager is responsible for providing, or causing to be provided, management and administrative services and facilities to the Fund, and may delegate certain of its powers to third parties at no additional cost to the Fund where, in the discretion of the Manager, it would be in the best interests of the Fund and the Unitholders to do so.

8.1.1 Management Fee

In consideration for these services, the Fund pays the Manager a Management Fee and reimburses the Manager for all reasonable costs and expenses incurred by the Manager on behalf of the Fund. The Manager receives a Management Fee equal to 0.45% per annum of Net Asset Value of the Fund, calculated and payable monthly in arrears, plus applicable taxes. The Manager is responsible for paying the fees payable to the Advisor out of the Management Fee.

The Management Fee may be paid in cash or Units at the option of the Manager. To the extent that the Units are issued from treasury for this purpose, Units will be issued at their Net Asset Value per Unit. The Fund reserved 2 million Units for issuance from Treasury to the Manager as payment of the Management Fee for a period of ten years from the date of closing of the initial public offering of Units. At the end of the ten year period or upon issuance of all of the Units reserved for payment to the Manager, the TSX may require that a meeting of Unitholders be held to approve a further allotment of Units for this purpose. During 2006, all fees were paid in cash.

8.1.2 Service Fee

The Manager is paid a Service Fee by the Fund for paying the fees payable to dealers based on the number of Units held by clients of such dealers at the end of each relevant quarter. The Service Fee (calculated quarterly and paid as soon as practicable after the end of each calendar quarter) is equal to 0.30% per annum of the Net Asset Value of the Fund represented by the Units held at the end of the relevant quarter by clients of dealers, plus applicable taxes.

8.1.3 Termination of the Management Agreement

The Management Agreement may be terminated at any time by the Fund on 90 days written notice with the approval of the Unitholders by an Ordinary Resolution passed at a duly convened meeting of Unitholders called for the purpose of considering such Ordinary Resolution, provided that Unitholders holding at least 10% of the Units outstanding on the record date of the meeting vote in favour of such Ordinary Resolution. The Management Agreement may also be terminated:

- by the Fund at any time on 30 days written notice to the Manager in the event of the persistent failure of the Manager to perform its duties and discharge its obligations under the Management Agreement, or the continuing malfeasance or misfeasance of the Manager in the performance of its duties under the Management Agreement;
- on 10 days written notice to the Manager for an uncured breach of the Management Agreement following written notice of such breach by the Trustee;
- by the Fund immediately in the event of the commission by the Manager of any fraudulent act; and
- automatically, if the Manager becomes bankrupt, insolvent or makes a general assignment for the benefit of its creditors.

The Manager may resign upon 120 days notice to the Trustee and may assign the Management Agreement to an affiliate of the Manager at any time.

8.1.4 Directors and Officers of the Manager

The name, municipality of residence, position with the Manager and principal occupation of each of the directors and officers of the Manager are set out:

Name and Municipality of Residence and Position with the Manager	Principal Occupation and Positions Held During the Last 5 Years, including Positions held with Affiliated Entities of the Manager
P. MICHAEL NEDHAM Toronto, Ontario Director	Managing Director, Newport Partners LP, which is in the business of providing integrated personal and corporate wealth management, since July 2005; Managing Director, Newport Partners Inc. from July 2002 to July 2005 President, Newport Securities Inc. from September 2001 to July 2002.

Name and Municipality of Residence and Position with the Manager	Principal Occupation and Positions Held During the Last 5 Years, including Positions held with Affiliated Entities of the Manager
PETER A. BRAATEN Toronto, Ontario Chairman and Director	Chairman, Brompton Group Limited, a financial services company, since December 2006; Chairman, Brompton Limited from November 2000 to December 2006.
JAMES W. DAVIE[(1)(2)(3)] Toronto, Ontario Chairman of the Audit Committee and Director	Corporate Director since June 2002; Managing Director, RBC Dominion Securities Inc. from June 1999 to June 2002.
ARTHUR R.A. SCACE[(1)(2)(3)] Toronto, Ontario Chairman of the Corporate Governance Committee and Director	Corporate Director since March 2006; Counsel, McCarthy Tétrault LLP from November 2003 to February 2006; Partner, McCarthy Tétrault LLP from 1972 to November 2003.
KEN S. WOOLNER[(1)(2)(3)] Calgary, Alberta Lead Director	Corporate Director since February 2006; Executive Chairman, White Fire Energy Ltd. from April 2005 to February 2006; President & Chief Executive Officer, Lightning Energy Ltd. from December 2001 to April 2005.
RAYMOND R. PETHER Toronto, Ontario Chief Executive Officer	President and Chief Executive Officer, Brompton Group Limited, a financial services company, since December 2006; President and Chief Executive Officer, Brompton Limited from April 2001 to December 2006.
MARK A. CARANCI Toronto, Ontario President	President, Brompton Funds since February 2006; Chief Financial Officer, Brompton Limited from November 2000 to January 2006.
CRAIG T. KIKUCHI Toronto, Ontario Chief Financial Officer	Chief Financial Officer, Brompton Funds since February 2006; Vice-President, Brompton Limited from August 2004 to January 2006; Controller, Brompton Limited from February 2002 to August 2004.
DAVID E. ROODE Toronto, Ontario Senior Vice President	Senior Vice-President, Brompton Funds since February 2006, Senior Vice President Brompton Limited from May 2005 to January 2006; Vice President, Brompton Limited from September 2002 to May 2005; Analyst for a financial services organization from 1998 to 2001.
MOYRA E. MACKAY Toronto, Ontario Vice-President and Secretary	Vice-President & Corporate Secretary, Brompton Funds since February 2006; Vice President & Corporate Secretary, Brompton Limited from May 2000 to January 2006.
LORNE ZEILER Toronto, Ontario Vice-President	Vice-President, Brompton Funds since February 2006; Vice President, Brompton Limited from September 2004 to January 2006; Senior Financial Analyst, Assante Advisory Services from 2003 to 2004; Senior Relationship Manager, Scotiabank from 1998 to 2003.
JESSICA LEUNG Toronto, Ontario Controller	Controller, Brompton Funds, since February 2006; Controller, Brompton Limited from February 2005 to January 2006; Manager, Ernst & Young LLP from October 2000 to January 2005.

Name and Municipality of Residence and Position with the Manager	Principal Occupation and Positions Held During the Last 5 Years, including Positions held with Affiliated Entities of the Manager
ANN WONG Toronto, Ontario Controller	Controller, Brompton Funds since February 2006; Controller, Brompton Limited from September 2005 to January 2006; Senior Manager, Treasury Finance Group Canadian Imperial Bank of Commerce from June 2004 to September 2005; Manager, PricewaterhouseCoopers LLP from September 2001 to June 2004.
CHRISTOPHER CULLEN Toronto, Ontario Assistant Vice President	Assistant Vice President, Brompton Funds since March 2006; Manager Commercial Banking, CIBC Commercial Banking from September 2003 to February 2006; Associate, CIBC Commercial Banking from October 2002 to August 2003; Research Associate, UBS Securities (Canada) from May 2001 to August 2002.
JANET TOFFOLO Toronto, Ontario Assistant Vice President	Assistant Vice President, Brompton Funds since January 2007; Manager, Head Trader AGF Funds Inc. from January 1995 to June 2005.

Notes:
(1) Independent director.
(2) Member of the Corporate Governance Committee.
(3) Member of the Audit Committee.

8.2 Advisor

The Declaration of Trust provides that the Manager shall, on behalf of the Trust, retain an Advisor to make investment decisions with respect to the Fund Property, in accordance with the Investment Guidelines and the Rebalancing Criteria and subject to the Investment Restrictions. The Manager has retained the Advisor pursuant to an Advisory Agreement entered into between the Manager, the Fund and the Advisor dated as of October 4, 2004 to provide such services to the Fund, in accordance with the terms of the Declaration of Trust. The Advisor's principal office is located at Suite 2930, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario. The Advisor is registered in Ontario as a limited market dealer and an investment counsel and portfolio manager. The Advisor may, pursuant to the terms of the Advisory Agreement, delegate any of its functions, powers, responsibilities and duties to any of its affiliates.

8.2.1 Advisory Fee

Pursuant to the terms of the Advisory Agreement the Manager pays the Advisor an advisory fee and the Fund reimburses the Advisor for all reasonable costs and expenses incurred by the Advisor on behalf of the Fund.

8.2.2 Termination of the Advisory Agreement

The Advisory Agreement will automatically terminate on the Termination Date set out in the Declaration of Trust. The Manager, on behalf of the Fund, may also terminate the Advisory Agreement:

- at any time on 90 days written notice to the Advisor;
- on 10 days written notice to the Advisor for an uncured breach of the Advisory Agreement by the Advisor following written notice of such breach by the Manager on behalf of the Fund;

- on 30 days written notice to the Advisor in the event of a persistent failure by the Advisor to perform its obligations and covenants and discharge its obligations and covenants under the Advisory Agreement;

- immediately in the event of insolvency or liquidation of the Advisor or if the Advisor becomes bankrupt or passes a resolution approving its liquidation, winding-up, dissolution or deemed dissolution or makes a general assignment for the benefit of its creditors or if the Advisor ceases to be registered as an advisor in the category of investment counsel/portfolio manager under the *Securities Act* (Ontario); or

- immediately in the event of the commission by the Advisor of any fraudulent act in the performance of its duties under the Advisory Agreement or if there has been any misrepresentation by the Advisor in the Advisory Agreement.

The Advisory Agreement may be terminated by the Advisor:

- at any time on 90 days written notice to the Manager;

- on 10 days written notice to the Manager and the Fund for an uncured breach of the Advisory Agreement by the Manager or the Fund following written notice of such breach by the Advisor to the Manager and the Fund;

- on 30 days written notice to the Manager in the event of a persistent failure by the Manager to perform its obligations and covenants and discharge its obligations and covenants under the Advisory Agreement; or

- immediately in the events of insolvency or liquidation of the Fund or if the Fund becomes bankrupt or passes a resolution approving its winding-up or dissolution or deemed dissolution or makes a general assignment for the benefit of its creditors.

8.3 Trustee

Computershare Trust Company of Canada is the Trustee of the Fund and is responsible for certain aspects of the administration of the Fund as described in the Declaration of Trust. The address of the Trustee is 100 University Avenue, 11th Floor, Toronto Ontario M5J 2Y1.

8.4 Custodian

The Declaration of Trust provides that the Manager shall, on behalf of the Fund, appoint a Canadian chartered bank or trust company to act as custodian of the Fund Property and authorizes the Custodian, pursuant to the terms of a Custodian Agreement, to provide various safekeeping and custodial services relating to the Fund Property. The Manager has appointed RBC Dexia Investor Services Trust as Custodian of the Fund Property pursuant to the terms of a Custodian Agreement entered into by the Manager, on behalf of the Fund, and The Royal Trust Company dated as of October 4, 2004, as assigned by The Royal Trust Company to the Custodian as of December 23, 2005. The address of the Custodian is 77 King Street West, Toronto, Ontario M5W 1P9.

8.4.1 Custodian Fees

In consideration for its services, the Fund pays to the Custodian such compensation as agreed upon in writing between the Manager and the Custodian from time to time and reimburses the Custodian for all reasonable costs and expenses incurred by the Custodian on behalf of the Fund.

8.4.2 Termination of the Custodian Agreement

The Custodian Agreement may be terminated by either party without penalty at any time on 60 days prior written notice. Prior notice is not required and termination will be immediate if:

- either party is declared bankrupt or shall be insolvent;
- the assets or the business of either party shall become liable to seizure or confiscation by any public or governmental authority; or
- the Manager's powers and authorities to act on behalf of or represent the Fund have been revoked or terminated.

8.5 Valuation Services

The Manager, on behalf of the Fund, has appointed RBC Dexia Investor Services Trust to provide the Fund with valuation services. Such services include the calculation of the Fund's weekly Net Asset Value, calculated in accordance with the Fund's valuation parameters described in section 4.0.

8.6 Auditor, Registrar, Transfer Agent and Distribution Agent

The auditors of the Fund are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3000, Royal Trust Tower, Toronto-Dominion Centre, 77 King Street West, Toronto, Ontario M5K 1G8. The auditors of the Fund can be changed by an Ordinary Resolution of the Unitholders. Computershare Trust Company of Canada is the registrar, transfer agent and distribution agent for the Units. The register and transfer ledger for the Units is kept by the Trustee at its principal stock and bond transfer offices located in Toronto.

9.0 CONFLICTS OF INTEREST

9.1 Principal Holders of Securities and Affiliated Entities

The Manager is an affiliated entity of the Advisor as set forth in the following diagram:



Brompton Group Limited
55%
100%
Brompton Funds LP
Brompton Capital Advisors Inc.
100%
Brompton Funds Management Limited

Notes:

Mr. Braaten indirectly controls Brompton Group Limited ("BGL"). Directors and officers of the Manager, including Mr. Braaten, indirectly owns of record and beneficially an aggregate of more than 95% of the shares of BGL.

BGL owns of record and beneficially 55% of the partnership interests of Brompton Funds LP ("BFLP") and, owns indirectly, 55% of the shares of the general partner of BFLP. BFLP owns of record and beneficially all of the voting securities of the Manager.

The remaining 45% of the partnership interests of BFLP and 45% of the shares of the general partner of BFLP are owned of record and beneficially by Newport Partners Holdings LP which also controls Newport Partners LP. Mr. Nedham, a director of the Manager, is a managing director of Newport Partners LP.

In addition, Brompton Capital Advisors Inc., the Advisor, is wholly owned by BGL. Mr. Pether holds the office of Chairman of the Advisor, Mr. Caranci holds the office of Executive Vice President of the Advisor and Ms. MacKay holds the office of Vice President and Corporate Secretary of the Advisor.

The amount of fees received by the Manager including the advisory fee, is contained in the audited financial statements of the Fund. More information on remuneration of the Manager and the Advisor is set out in sections 8.1.1 and 8.2.1, respectively.

The Declaration of Trust acknowledges that the Trustee may provide services to the Fund in other capacities, provided that the terms of any such arrangements are no less favourable to the Fund than those which would be obtained from parties which are at arm's length for comparable services. The services of the Custodian and the officers and directors of the Custodian are not exclusive to the Fund. The

Custodian and its affiliates and associates (as defined in the *Securities Act* (Ontario)) may, at any time, engage in any other activity.

The Manager and the Advisor and their directors and officers engage in the promotion, management or investment management of one or more funds or trusts which invest primarily in income funds. The Advisor acts as the investment advisor or administrator for other funds and may in the future act as the investment advisor to other funds which invest in Income Funds and which are considered competitors of the Fund. The services of the Manager are not exclusive to the Fund.

In addition, the directors and officers of the Manager and the Advisor may be directors, officers, shareholders or unitholders of one or more issuers in which the Fund may acquire securities. The Manager, the Advisor or their affiliates may be a manager of one or more issuers in which the Fund may acquire securities and may be managers or administrators of funds that invest in the same securities as the Fund. Although none of the directors or officers of the Manager or the Advisor will devote his or her full time to the business and affairs of the Fund, each director and officer of the Manager or the Advisor will devote as much time as is necessary to supervise the management of (in the case of the directors) or to manage the business and affairs of (in the case of officers) the Fund, the Manager and the Advisor, as applicable.

10.0 FUND GOVERNANCE

Brompton supports good governance practices for its funds. The Fund is managed by the Manager and consequently, the Board of Directors and committees referred to are the Board and committees of the Manager.

The Board is responsible for the overall stewardship of the business and affairs of the Fund. The Fund has Investment Objectives and Investment Guidelines which are set out in the Declaration of Trust.

The Board consists of 5 directors, 3 of whom are independent of management. Details regarding the names, principal occupations and committee memberships of the Board are set out in section 8.1.4. The Board believes that the number of directors is appropriate and only non-management directors are compensated. Amounts paid as compensation to the directors are reviewed annually to ensure they realistically reflect the responsibilities and risk involved in being an effective director. The Board has appointed a Governance Committee which is responsible for making recommendations to the Board with respect to developments in the area of governance and practices of the Board. Individual directors may engage an outside advisor at the expense of the Fund subject to the approval of the Governance Committee.

To assist the Board in monitoring the Fund's financial reporting and disclosure, the Board has established an Audit Committee. The Audit Committee consists of 3 members, all of whom are independent. The responsibilities of the Audit Committee include, but are not limited to, review of the Fund's financial statements and the annual audit performed by PricewaterhouseCoopers LLP ("PWC"), the auditor of the Fund; oversight of internal control and of the Fund's compliance with tax laws and regulations. PWC reports to the Audit Committee and the Audit Committee and PWC have direct communication channels to discuss and review specific issues as appropriate.

The Board is responsible for developing the Fund's approach to governance issues and, together with the Manager, is evolving a best practices governance procedure. To ensure the proper management of the Fund and compliance with regulatory requirements, the Board of Directors has adopted policies, procedures and guidelines relating to business practices, risk management control, and internal conflicts of interest. As part of managing its business practices, the Board has adopted a Whistleblower Policy, a Privacy Policy and a Proxy Voting Policy.

The Whistleblower Policy establishes a procedure for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters pertaining to the Fund. The Privacy Policy dictates the manner in which the Manager may collect, use and disclose personal information regarding the Unitholders. The Proxy Voting Policy is described in section 10.1. As part of its risk management, the Board has adopted a Disclosure Policy. The Disclosure Policy sets out guidelines that aim to ensure that complete, accurate and balanced information is disclosed to the public in a timely, orderly and broad-based manner in accordance with securities laws and regulations. As part of managing potential internal conflicts of interest, the Board has adopted a Code of Business Ethics and an Insider Trading Policy. The Code of Business Ethics and Insider Trading Policy, address, among other things, ethical business practices and handling of material information and purchasing or selling of securities by insiders.

As a result of the new legislation introduced in late 2006, the Manager intends to appoint an Independent Review Committee in 2007 to deal with potential conflict of interest matters between the Manager and the Fund.

The Manager maintains a website for the Fund at www.bromptongroup.com. The mandate of the Board is available on the website. The Fund has an investor relations line to respond to inquiries from Unitholders.

10.1 Proxy Voting Policy

The Fund has delegated to the Advisor responsibility to exercise the voting rights attached to the securities held by the Fund and it is the Advisor's policy to seek to ensure that proxies for securities held by the Fund are voted consistently and in the best interests of the Fund.

The Fund, through the Advisor, has engaged the services of Institutional Shareholder Services ("ISS") to vote the proxies related to the securities held by the Fund and to provide information relating to such voting for the purpose of providing the necessary reporting by the Fund. The Advisor has adopted the ISS 2006 Canadian Proxy Voting Guidelines ("Policy"). In the case of routine matters, which includes ratification of auditors and financial reporting, the Policy generally allows for voting in favour of management's recommendation unless ISS believes it would be in the best interests of the Unitholders to vote against the resolution. In respect of non-routine matters such as mergers and corporate restructurings, capital restructuring, executive and director compensation, matters are dealt with on a case-by-case basis with the best interests of the Unitholders in mind at all times. In circumstances where the Advisor becomes aware of a conflict of interest, the Advisor will defer to the Policy.

The policies and procedures that the Fund follows when voting proxies relating to portfolio securities are available on request, at no cost, by calling the Manager at (416) 642-6000 or by writing to the Manager at its head office at Suite 2930, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3.

The Fund's voting record for the most recent period ended June 30 of each year is available free of charge to any Unitholder of the Fund upon request at any time after August 31 of that year. The Fund has made its proxy voting record available on its website at www.bromptongroup.com

10.2 Use of Derivatives

The Declaration of Trust allows the Fund to invest in or use derivative instruments for hedging purposes consistent with the Investment Guidelines and Rebalancing Criteria and subject to the Investment Restrictions. Any counterparty in a transaction involving derivative instruments (whether a clearing corporation in the case of exchange traded instruments or another party in the case of over-the-counter instruments) shall have a rating of "A" or better by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. or have an equivalent rating from another rating agency.

10.3 Securities Lending

In order to generate additional returns, the Manager has entered into written securities lending agreement (a "Securities Lending Agreement") on behalf of the Fund with the Custodian, as agent for the Fund, to administer any securities lending transaction for the Fund.

The Manager manages the risks associated with securities lending by requiring the Custodian, pursuant to the Securities Lending Agreement, to:

- Enter into securities lending, repurchase or reverse purchase transactions with reputable and well-established Canadian and foreign brokers, dealers and institutions ("counterparties");
- Maintain internal controls, procedures and records including a list of approved counterparties based on generally accepted creditworthiness standards, transaction and credit limits for each counterparty and collateral diversification standards;
- Establish daily the market value of both the securities loaned by the Fund under a securities lending transaction or sold by the Fund under a repurchase transaction and the cash or collateral held by the Fund. If on any day the market value of the cash or collateral is less than 102% of the market value of the borrowed or sold securities, the Custodian will request that the counterparty provide additional cash or collateral to the Fund to make up the shortfall;
- Ensure that no more than 50% of the Total Assets of the Fund are out on loan at one time; and
- Ensure that the collateral to be delivered to the Fund is one or more of cash, qualified securities or securities immediately convertible into, or exchangeable for, securities of the same issuer, class or type, and same term, if applicable, as the securities being loaned by the Fund.

The transaction may be terminated by the Fund at any time and the loaned securities recalled within the normal and customary settlement period for such transactions.

The Manager has written procedures that set out the objectives, goals and risk management practices with respect to securities lending arrangements which are reviewed annually by the Board of Directors. The Securities Lending Agreement is approved by the Board of Directors of the Manager and securities lending arrangements and risks are monitored by the Manager. The Custodian conducts simulations to test the portfolio under stress conditions.

11.0 INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act with respect to the acquisition, ownership and disposition of Units generally applicable as at the date of this annual information form to you if you are an individual (other than a trust) and, for the purposes of the Income Tax Act, are resident in Canada, deal at arm's length with the Fund and hold Units as capital property.

Generally, Units will be considered to be capital property to a Unitholder provided that the Unitholder does not hold Units in the course of carrying on a business of buying and selling securities and has not acquired Units in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have Units treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Income Tax Act.

This summary is based upon the current provisions of the Income Tax Act, the Tax Proposals and counsel's understanding of the current administrative practices of CRA. This summary assumes that the Tax Proposals will be enacted as proposed. Except for the Tax Proposals, this summary does not take into account or anticipate any changes in the law, whether by way of legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations. There is no assurance that the Tax Proposals will be enacted in the form proposed or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Units and does not describe the income tax considerations relating to the deductibility of interest on money borrowed to acquire Units. Moreover, the income and other tax consequences of acquiring, holding or disposing of Units will vary according to the status of the Unitholder, the province or provinces in which the Unitholder resides or carries on business and, generally, the Unitholder's own particular circumstances. Accordingly, the following description of income tax matters is of a general nature only and is not intended to constitute advice to any particular Unitholder. Prospective Unitholders should consult their own tax advisors with respect to the income tax consequences of investing in Units, based upon the Unitholder's particular circumstances.

This summary is based on the assumption that the Fund will qualify at all times as a "unit trust" and a "mutual fund trust" within the meaning of the Income Tax Act. In order to so qualify, the Fund must comply on a continuous basis with the Investment Restrictions, and certain minimum distribution requirements relating to the Units. In the event the Fund were not to qualify as a mutual fund trust at any time, the income tax consequences described below would in some respects be materially different.

This summary is also based on the assumption that none of the issuers of the securities comprising the portfolio will be foreign affiliates of the Fund or of any Unitholder and that none of the securities comprising the portfolio will be tax shelter investments or tracked interests or participating interests, other than exempt interests, in foreign investment entities under the proposals to amend the Income Tax Act released as part of Bill C-33 (or such proposals as amended or enacted or successor provisions thereto).

11.1 Taxation of the Fund

The Fund is subject to tax in each taxation year under Part I of the Income Tax Act on the amount of its income for the year, including the taxable portion of Net Capital Gains, less the portion thereof that it claims in respect of the amounts paid or payable to Unitholders in the year. Provided the Fund makes Distributions in each year of its Net Income and Net Capital Gains, and provided the Fund deducts in computing its income the full amount available for deduction in each year, the Fund will not generally be liable in such year for income tax under Part I of the Income Tax Act.

With respect to an issuer included in the portfolio that is a trust, the Fund will be required to include in its income such portion of the Net Income and the taxable portion of Net Capital Gains of such issuer as is paid or becomes payable to the Fund in the year, notwithstanding that certain of such amounts may be reinvested in additional units of the issuer. Provided appropriate designations are made by the issuer, any net taxable capital gains realized by the issuer and taxable dividends received by the issuer from taxable Canadian corporations that are paid or become payable to the Fund and are designated by the issuer in respect of the Fund will effectively retain their character as such in the hands of the Fund.

The Fund will generally be required to reduce the adjusted cost base of the units of such issuer to the extent that all amounts paid or payable in a year by the issuer to the Fund exceed the sum of the amounts included in the income of the Fund for the year and the Fund's share of the non-taxable portion of capital gains of such issuer for the year. To the extent that the adjusted cost base to the Fund of a unit of such an issuer would otherwise be less than zero, the negative amount will be deemed to be a capital gain realized by the Fund and the Fund's adjusted cost base of such unit will be increased by the amount of such deemed capital gain.

With respect to an issuer included in the portfolio that is a limited partnership, the Fund will be required to include or, subject to certain restrictions, will be entitled to deduct, in computing its income, its share of the Net Income or loss for tax purposes of the issuer allocated to the Fund for the fiscal period of the issuer ending in the Fund's taxation year, whether or not a distribution is received. In general, the adjusted cost base to the Fund of the interest in such an issuer at a particular time will be equal to the actual cost of such interest plus the share of the income and capital gains of the issuer allocated to the Fund for fiscal periods of the issuer ending before the particular time less the share of losses and capital losses of the issuer allocated to the Fund for fiscal periods of the issuer ending before the particular time, and less the Fund's share of any distributions received from the issuer before the particular time. If the adjusted cost base to the Fund of the interest in such an issuer would otherwise be less than zero, the negative amount will be deemed to be a capital gain realized by the Fund and the Fund's adjusted cost base of such interest will be increased by the amount of such deemed capital gain.

The Fund will also be required to include in its income for each taxation year, all interest that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year.

In computing its income for tax purposes, the Fund may deduct reasonable administrative and other expenses incurred to earn income, generally including interest on borrowed funds used to purchase securities to be included in the portfolio.

Upon the actual or deemed disposition of a security included in the portfolio, the Fund will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such security provided such security is capital property to the Fund. The Fund had made an election under subsection 39(4) of the Income Tax Act so that all securities included in the portfolio that are Canadian securities (as defined in the Income Tax Act) will be deemed to be capital property to the Fund.

On October 31, 2006, the Minister of Finance (Canada) announced new Tax Proposals which, if enacted, would modify the taxation of certain flow through entities including certain partnerships and income trusts, referred to as "specified investment flow-throughs" or "SIFTs". The October 31, 2006 announcement was followed by the release of draft legislation by the Department of Finance on December 21, 2006 (the "2006 Proposed Amendments"). As currently drafted, the 2006 Proposed Amendments will generally not apply to income trusts, the units of which were publicly traded as of October 31, 2006, until January 1, 2011 provided that there is no undue expansion of the trust in the intervening period. The 2006 Proposed Amendments will apply to a trust that became publicly-traded after October 31, 2006 beginning with the 2007 taxation year. The 2006 Proposed Amendments will apply to a SIFT trust and will apply a tax at the trust level on distributions of certain income (other than income which is a taxable dividend received by a SIFT trust) from such SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. Such distributions will be treated as taxable dividends to the SIFT trust's unitholders.

The 2006 Proposed Amendments characterize a trust as a SIFT trust if the trust meets all the following criteria: (i) the trust is resident in Canada; (ii) the units of the trust are listed on a stock exchange or other public market; and (iii) the trust holds one or more "non-portfolio properties".

Non-portfolio property of a trust includes certain Canadian real and resource properties, property that the trust (or a non-arm's length person or partnership) uses in the course of carrying on a business in Canada, and investments in certain "subject entities". A subject entity is defined in the 2006 Proposed Amendments to include a trust resident in Canada, a corporation resident in Canada and a "Canadian resident partnership" as defined in the 2006 Proposed Amendments. An investment by a trust in a subject entity will be a non-portfolio property if the investment meets either (or both) of the following tests:

- The trust holds securities of the subject entity that have a total fair market value that is greater than 10% of the subject entity's "equity value". For this purpose the equity value of a subject entity is generally equal to the total fair market value of equity interests in the subject entity (which excludes debt in the subject entity and, for the purposes of a subject entity that is a trust, is generally the total fair market value of all of the income and capital interests in the trust); and
- The trust holds securities of the subject entity that, together with all of the securities that the trust holds of entities affiliated with the subject entity, have a total fair market value that is greater than 50% of the equity value of the trust itself. For this purpose, a trust's equity value is the total fair market value of all of the income and capital interests of the trust.

Assuming that the final legislation enacts the 2006 Proposed Amendments as currently drafted: (i) it is unclear whether any of the Fund properties will constitute a "non-portfolio property" and, consequently, whether the Fund will be a SIFT; (ii) it is expected that certain Income Funds in which the Fund holds units will be SIFTs; and (iii) it is expected that distributions received by the Fund which have been subject to the new distribution tax will be characterized as taxable dividends received from a taxable Canadian corporation. Provided that appropriate designations are made by the Fund, that portion of its taxable dividends deemed to be received from taxable Canadian corporations as is paid or payable to a Unitholder will effectively retain its character and be treated as such in the hands of the Unitholder for purposes of the Income Tax Act.

No assurance can be given that the final legislation implementing the 2006 Proposed Amendments will be consistent with the foregoing or that Canadian federal income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects the Fund and its Unitholders.

11.2 Taxation of Unitholders

A Unitholder will generally be required to include in income for a particular taxation year of the Unitholder such portion of the Net Income, including the taxable portion of the Net Capital Gains, of the Fund for a taxation year as is paid or becomes payable to the Unitholder in that particular taxation year, whether received in cash or reinvested in additional Units. Provided that appropriate designations are made by the Fund, such portion of the net realized taxable capital gains of the Fund and the taxable dividends received or deemed received by the Fund on shares of taxable Canadian corporations as is paid or becomes payable to a Unitholder will effectively retain its character and be treated as such in the hands of the Unitholder. To the extent that amounts are designated as taxable dividends from taxable Canadian corporations, the normal gross-up and dividend tax credit rules will apply. An enhanced divided tax credit may be available to individual unitholders in respect of certain "eligible dividends". Any loss of the Fund for purposes of the Income Tax Act cannot be allocated to, and cannot be treated as a loss of, the Unitholders.

The non-taxable portion of Net Capital Gains of the Fund that are paid or become payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of a Unitholder's share of the Net Income of the Fund for a taxation year that is paid or becomes payable to the Unitholder in such year will not generally be included in computing the Unitholder's income for the year but will reduce the adjusted cost base of Units to the Unitholder. To the extent that the adjusted cost base of a Unit would otherwise be less than zero, the negative amount will be deemed to be a capital gain realized by the Unitholder from the disposition of the Unit and the Unitholder's adjusted cost base will be increased by the amount of such deemed capital gain.

The Net Asset Value per Unit will reflect any income and gains of the Fund that have accrued or been realized but have not been made payable at the time Units are acquired. A Unitholder who acquires Units may become taxable on the Unitholder's share of such income and gains of the Fund.

Any additional Units acquired by a Unitholder on a reinvestment of Distributions from the Fund will have an initial cost to the Unitholder equal to the amount of the Distribution so reinvested. In computing the adjusted cost base of a Unit so acquired, the cost of such Unit must be averaged with the adjusted cost base of all other Units then held by that Unitholder as capital property. If a Unitholder participates in the distribution reinvestment plan and the Unitholder acquires a Unit from the Fund at a price that is less than the then fair market value of the Unit, it is the administrative position of the CRA that the Unitholder must include the difference in income and that the cost of the Unit will be correspondingly increased.

Upon the disposition or deemed disposition by a Unitholder of a Unit, whether on a sale, redemption, repurchase or otherwise, a capital gain (or capital loss) will be realized by the Unitholder to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Unit to the Unitholder immediately before the disposition.

One-half of any capital gain ("taxable capital gain") realized by a Unitholder or designated by the Fund in respect of the Unitholder in a taxation year must be included in computing the income of the Unitholder for that year and one-half of any capital loss ("allowable capital loss") realized by a Unitholder in a taxation year may be deducted from taxable capital gains realized by the Unitholder or designated by the Fund in respect of the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year, against taxable capital gains realized in such year, to the extent and under the circumstances provided for in the Income Tax Act.

Capital gains realized on the disposition of Units or amounts designated by the Fund to a Unitholder as taxable capital gains or as dividends from taxable Canadian corporations may give rise to a liability for alternative minimum tax.

12.0 REMUNERATION OF DIRECTORS, OFFICERS, and TRUSTEES

The Manager is paid the Management Fee as disclosed in section 8.1.1. The Fund pays director fees to the non-management directors as well as expenses incurred by directors on behalf of the Fund. In addition the Fund pays the expenses of any action, suit or other proceedings in which or in relation to which the Manager, the Advisor, the Custodian or the Trustee and/or any of their respective officers, directors, employees, consultants or agents is entitled to indemnity by the Fund.

For the year ended December 31, 2006, the Trustee was paid an aggregate amount of $39,750, on account of its fees and expenses incurred in its capacity as Trustee of the Fund.

13.0 MATERIAL CONTRACTS

The Fund and/or the Manager, on behalf of the Fund, are party to the Declaration of Trust, the Management Agreement, the Advisory Agreement and the Custodian Agreement. Copies of these material contracts may be accessed by prospective or existing Unitholders at www.sedar.com under the Fund's profile. They are also available at the Fund's office during normal business hours. Details regarding each of these contracts are provided in section 1.2 in the case of the Declaration of Trust and in section 8 in the case of the other contracts.

14.0 OTHER MATERIAL INFORMATION

14.1 Loan Facility

The Fund entered into a Loan Facility with a Canadian chartered bank (the "Lender") in order to provide the Fund with the ability to utilize leverage to enhance the total return the portfolio. The Lender is at arm's length to the Fund, the Trustee, the Manager and the Advisor and their respective affiliates and associates.

A portion of the Loan Facility, not to exceed 10% of the Total Assets, determined at the time of borrowing, may be used by the Fund to purchase additional securities of Oil & Gas Income Trusts to be included in the Fund Investments. In the event that the total amount borrowed by the Fund under this portion of the Loan Facility at any time exceeds 20% of the Total Assets, the Manager will sell securities of Oil & Gas Income Trusts held by the Fund in an orderly manner and use the proceeds thereof to reduce indebtedness so that the amount borrowed by the Fund under this portion of the Loan Facility does not exceed 20% of the Total Assets.

In addition, the Fund may borrow up to 5% of the Total Assets determined at the time of borrowing for working capital purposes and to invest in public offerings of Oil & Gas Income Trusts that qualify for inclusion in the Fund Investments.

14.2 Risk Factors

There are many risks associated with an investment in the Units, some of which are outlined below.

Volatility of Oil & Gas Prices

The operational results and financial condition of the Oil & Gas Income Trusts comprising the portfolio will be dependent upon the prices received for oil and gas production. Oil and gas prices have fluctuated widely during recent years and are affected by supply and demand factors, political events, weather and general economic conditions, among other things. Any decline in oil and gas prices could have an adverse effect on the distributions received from the Oil & Gas Income Trusts comprising the portfolio and the value of such Oil & Gas Income Trusts.

Fluctuations in Distributions and the Value of the Oil & Gas Income Trusts

The value of the Units will vary according to the value of the Oil & Gas Income Trusts included in the portfolio, which will depend, in part, upon the performance of such Oil & Gas Income Trusts. The amount of Distributions available for payment to Unitholders will depend on the amount of distributions paid by the Oil & Gas Income Trusts included in the portfolio. Some of the issuers included in the portfolio have limited operating histories or limited histories as operating as an income fund. The amounts which such issuers have been distributing may not be sustainable and the forecast distributions of such issuers may not be realized. The value of the portfolio will be influenced by factors which are not within the control of the Fund, including the financial performance of the respective issuers, operational risks relating to the specific business activities of respective issuers, the quality of assets owned by respective issuers, commodity prices, risks associated with issuers operating outside of Canada, exchange rates, interest rates, the use of leverage, environmental risks, political risks, issues relating to government regulation and other financial market conditions. A number of Oil & Gas Income Trusts will be impacted by commodity prices, which may vary and are determined by supply and demand factors including weather and general economic and political conditions. A decline in commodity prices could have an adverse effect on the operations and financial condition of certain Oil & Gas Income Trusts held by the portfolio and the amount of distributions paid on such Oil & Gas Income Trusts. In addition, certain commodity prices are based on a U.S. dollar market price. Accordingly, a decrease in the value of the U.S. dollar against the Canadian dollar could reduce the amount of distributions paid on such Oil & Gas Income Trusts.

Interest Rate Fluctuations

It is anticipated that the market price for the Units at any given time will be affected by the level of interest rates prevailing at such time. A rise in interest rates may have a negative effect on the market price of the Units. Unitholders who wish to redeem or sell their Units may, therefore, be exposed to the risk that the redemption price of the Units will be negatively affected by interest rate fluctuations.

Trading Levels

Units may trade in the market at a discount to the Net Asset Value per Unit and there can be no assurance that the Units will trade at a price equal to the Net Asset Value per Unit.

Illiquid Securities

There is no assurance that an adequate market will exist for the Oil & Gas Income Trusts included in the portfolio to permit purchases and sales in accordance with the Rebalancing Criteria in a short time frame. Further, if the market for a specific Oil & Gas Income Trust held or required to be in the portfolio pursuant to the Investment Guidelines or which the Fund must dispose of pursuant to the Rebalancing Criteria is particularly illiquid, the Fund may be unable to acquire or sell the required amount of securities of such Oil & Gas Income Trust without affecting the market price of such securities in a manner that is disadvantageous to the Fund. The Fund cannot predict whether the Oil & Gas Income Trusts held by it will trade at a discount to, a premium to, or at their respective net asset values. In addition, if the Manager is unable, or determines that it is inappropriate to dispose of some or all of the Oil & Gas Income Trusts held by the Fund prior to a termination of the Fund, Unitholders may, subject to applicable laws, receive distributions of securities *in specie* upon the termination of the Fund, for which there may be an illiquid market or which may be subject to resale restrictions of indefinite duration.

Taxation of the Fund

While the Fund intends to operate so that it will generally not be liable to pay income tax, the information available to the Fund relating to the characterization, for tax purposes, of the distributions received by the Fund in any year from issuers of securities held in the portfolio may be insufficient as at December 31 of that year to ensure that the Fund will make sufficient distributions to ensure that it will not be liable to pay income tax in respect of that year.

If the Fund ceases to qualify as a "mutual fund trust" under the Income Tax Act, the income tax considerations described in section 11.0 would be materially and adversely different in certain respects. There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the Unitholders. Currently, a trust will be deemed not to be a mutual fund trust if it is established or maintained primarily for the benefit of non-residents unless all or substantially all of its property is property other than taxable Canadian property as defined in the Income Tax Act. On September 16th, 2004, the Minister of Finance (Canada) released Tax Proposals (the "September 16th Tax Proposals") which propose that a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships, or any combination thereof, is more than 50% of the aggregate fair market value of all units issued by the trust where, at that time or any previous time, more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. If the September 16th Tax Proposals are enacted as proposed, and if these circumstances applied to the Fund, the Fund would thereafter cease to be a mutual fund trust and the income tax considerations as described in section 11.0 would be materially and adversely different in certain respects. The September 16th Tax Proposals do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Minister of Finance (Canada) indicated that the September 16th Tax Proposals are being further considered.

CRA has expressed a view that, in certain circumstances, the interest on money borrowed to invest in an Income Fund that may be deducted may be reduced on a *pro rata* basis in respect of distributions from the Income Fund that are a return of capital and which are not reinvested for an income earning purpose. While the ability to deduct interest depends on the facts, based on the jurisprudence, CRA's view should not affect the Fund's ability to deduct interest on money borrowed to acquire units of Income Funds included in the Portfolio. If CRA's view were to apply to the Fund, part of the interest payable by the Fund in connection with money borrowed to acquire certain securities held in the Portfolio could be non-deductible, increasing the net income of the Fund for tax purposes and the taxable component of distributions to Unitholders. Income of the Fund which is not distributed to Unitholders would be subject to non-refundable income tax in the Fund.

As described in section 11.1 above, in the event that the 2006 Proposed Amendments are implemented as currently drafted, certain Income Funds in which the Fund holds units will be SIFTs. Accordingly, in such event, the after-tax returns realized by Unitholders may be reduced to the extent that the trust receives distributions of income or capital gains from such SIFTs. Finally, as a result of these proposals, it is possible that SIFTs may seek to restructure their affairs and organizational structures in a manner that could have an impact upon the returns to the Fund and could limit the number of potential issuers in which the Fund may invest. In addition, although not yet implemented, the 2006 Proposed Amendments have had, and may continue to have, an effect on the trading price of trusts and limited partnerships that may be affected by the 2006 Proposed Amendments, which may impact the Net Asset Value of the Fund.

Changes in Legislation

There can be no assurance that certain laws applicable to the Fund, including income tax laws, government incentive programs and the treatment of mutual fund trusts under the Income Tax Act will not be changed in a manner which adversely affects the distributions received by the Fund or by the Unitholders, including as a result of the 2006 Proposed Amendments described under section 11.1.

Use of Leverage

The Fund is utilizing leverage in order to increase its monthly distributions to Unitholders. The use of leverage may result in capital losses or a decrease in distributions to Unitholders. The interest expense and banking fees incurred in respect of the Loan Facility may exceed the incremental capital gains, if any, and income generated by the incremental investment in Oil & Gas Income Trusts to be included in the portfolio with the borrowed funds. There can be no assurance that the borrowing strategy employed by the Fund will enhance returns. In addition, the Loan Facility may impose additional restrictions on the Fund and the Fund may not be able to renew the Loan Facility on acceptable terms.

Loss of Investment

An investment in the Fund is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

Securities Lending

The Fund may engage in securities lending. Although the Fund will receive collateral for the loans and such collateral will be marked-to-market, the Fund will be exposed to the risk of loss should the borrower default on its obligation to return the borrowed securities and the collateral be insufficient to reconstitute the portfolio of loaned securities.

Conflicts of Interest

The Manager and the Advisor and their directors and officers engage in the promotion, management or investment management of one or more funds or trusts which invest primarily in Income Funds. Although none of the directors or officers of the Manager or the Advisor will devote his or her full time to the business and affairs of the Fund, each director and officer of the Manager or the Advisor will devote as much time as is necessary to supervise the management of (in the case of the directors) or to manage the business and affairs of (in the case of officers) the Fund, the Manager and the Advisor, as applicable.

Status of the Fund

As the Fund is not a mutual fund as defined under Canadian securities laws, the Fund is not subject to the Canadian policies and regulations that apply to open-end mutual funds. It is intended that the Fund will, be a mutual fund trust for purposes of the Income Tax Act.

Significant Redemptions

Units are redeemable annually at the Net Asset Value (less any costs associated with the redemption including commissions) as described under section 7.0 of this Annual Information Form. The purpose of the annual redemption right is to prevent the Units from trading at a substantial discount to the Net Asset Value per Unit and to provide Unitholders with the right to realize their investment once per year without any trading discount to the Fund's Net Asset Value. While the redemption right provides Unitholders the option of annual liquidity at Net Asset Value, there can be no assurance that it will reduce trading discounts. If a significant number of Units are redeemed, the trading liquidity of the Units could be significantly reduced. In addition, the expenses of the Fund would be spread among fewer Units resulting in a lower distribution per Unit. Pursuant to the Declaration of Trust the Manager has the ability to terminate the Fund if, in its opinion it would be in the best interests of Unitholders to do so.

14.3 Accounting Changes

National Instrument 81-106 *Investment Fund Continuous Disclosure* ("NI 81-106") requires investment funds, such as the Fund, to calculate its Net Asset Value in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Changes to Canadian GAAP were recently implemented by the Accounting Standards Board of the Canadian Institute of the Chartered Accountants with the introduction of section 3855 *Financial Instruments – Recognition and Measurement* of the handbook of the Canadian Institute of Chartered Accountants. Section 3855 requires public securities to be priced at the closing bid for long positions and the closing ask price for short positions. Currently, most securities are valued by investment funds at the last trade or closing price. Section 3855 was to take effect, in all respects, for financial years commencing October 1, 2006. However, the Canadian securities regulatory authorities ("CSRA") acknowledged that the new standard resulted in significant difficulties for investment funds when calculating Net Asset Value for purposes other than financial statements. In September 2006 the CSRA granted blanket relief to investment funds subject to NI 81-106, which includes the Fund, from having to calculate its Net Asset Value for any purpose, other than for the purpose of financial statements, provided that: (i) the investment fund continues to calculate Net Asset Value for purposes other than its financial statements in accordance with Canadian GAAP without giving effect to section 3855; and (ii) the notes to the financial statements include a reconciliation of the Net Asset Value calculated in accordance with section 3855 to the Net Asset Value calculated without giving effect to section 3855. The exemptive relief is effective until the earlier of (i) September 30, 2007; and (ii) the effective date of any amendments to NI 81-106 to address this issue.

ANNUAL INFORMATION FORM FOR BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND

Manager:	Brompton Funds Management Limited
Address:	Suite 2930, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3
Telephone:	(416) 642-6000
Fax:	(416) 642-6001
Website:	www.bromptongroup.com

ADDITIONAL INFORMATION:

Additional information about the Fund is available in the Fund's management report of fund performance and financial statements, and copies of these documents may be obtained at no cost:

- By calling (416) 642-6000 or toll-free at 1-866-642-6001;
- Direct from your dealer, or
- By email at info@bromptongroup.com.

Copies of these documents and other information about the Fund, such as information circulars and material contracts, are also available on the Fund's website at www.bromptongroup.com or on SEDAR at www.sedar.com.

VALUE | INTEGRITY | PERFORMANCE

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

2006
ANNUAL
REPORT

Equal weight ... of some ... gas income ... market ... over $500 ...

OGF.UN

Management Report of Fund Performance

March 8, 2007

This annual management report of fund performance for Brompton Equal Weight Oil & Gas Income Fund (the "Fund") contains financial highlights but does not contain the audited annual financial statements. The audited annual financial statements follow this report.

Unitholders may obtain a copy of the Fund's proxy voting policies and procedures, proxy voting disclosure record, or quarterly portfolio disclosure, at no cost, by calling 866-642-6001, or by sending a request to Brompton Funds, Suite 2930, P.O. Box 793, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

Investment Objectives and Strategies

Brompton Equal Weight Oil & Gas Income Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol OGF.UN. The units of the Fund are managed by Brompton Funds Management Limited (the "Manager"). The Fund is designed to provide investors with high monthly cash distributions and the opportunity for capital appreciation by investing on an equally weighted basis in a portfolio of oil and gas income trusts. At the time of investment, the portfolio is comprised of an equal dollar amount of each oil and gas income trust listed on the TSX that pays a regular distribution and has a market capitalization of at least $500 million. The portfolio is rebalanced quarterly to include any newly qualifying oil and gas income trusts and to eliminate any oil and gas income trust whose market capitalization falls below $350 million or which otherwise does not qualify for investment. The Fund's passive investment strategy allows for a low cost method of investing in the oil and gas income trust asset class. The Fund is RRSP, DPSP, RRIF and RESP eligible.

Risks

Changes to the Fund over the financial year ended December 31, 2006 affected overall risk associated with an investment in the Fund in the following ways:

(i) As illustrated in the discussion under "Recent Developments – Tax Treatment of Income Trusts," the proposed change in the taxation of income trusts had a negative impact on the net asset value of the Fund.

(ii) The Fund has borrowed amounts to invest in additional portfolio investments to increase the overall distributions of the Fund. If interest rates increase during a period when leverage is utilized, increased interest costs will reduce income available to be distributed. In 2006, short-term Canadian interest rates rose as the Bank of Canada increased its overnight rate from 3.25% in January to 4.25% by the end of December. The Fund has mitigated this risk of rising short-term interest rates by fixing the interest rate on a substantial portion of its borrowings to August 2009.

(iii) Leverage can also impact net asset value of the Fund as it will enhance the net asset value during a period when the Fund's investments have appreciated and will exacerbate the decline of net asset value during a falling market. The greater the amount of leverage, the greater the impact on net asset value of a rise or decline in market prices of the Fund's investments. During 2006, leverage had a negative impact on the net asset value of the Fund as the value of the underlying trusts decreased following the October 31, 2006 announcement by the Department of Finance on the taxation of public income trusts.

(iv) The entire portfolio was invested in oil and gas trusts. The prices of securities in this sector were adversely affected in 2006 by declining commodity prices, particularly the price of natural gas, and disproportionately by the proposed tax changes discussed below.

Risks associated with an investment in the units of the Fund are discussed in some detail in the Fund's annual information form which is available on the Fund's website at www.bromptongroup.com or on SEDAR at www.sedar.com.

Recent Developments

Tax Treatment of Income Trusts

Notwithstanding a campaign promise made by Prime Minister elect Stephen Harper in January 2006 not to adversely tax income trusts, the Federal Minister of Finance announced a proposal for a new tax on public income trusts on October 31, 2006. The resulting effect was a huge sell-off in the market, which initially erased $30 billion in market capitalization on the TSX. As a result, both the S&P/TSX Income Trust Index and the S&P/TSX Energy Trust Index posted poor total returns in 2006 of negative 2.8% and negative 3.7%, respectively. The Fund which invests in income trusts had negative overall performance in light of the announced tax proposal.

Investment funds like the Fund are not subject to this proposed tax, but to the extent an investment fund invests in income trusts (excluding certain REITs) the level of distributions it receives will be less if the taxing provisions come into effect.

The proposed tax, if enacted, will take effect immediately for new income trust conversions, while existing income trusts have been given a four-year transition period ending on December 31, 2010, before they will be subject to this new tax. Income trusts, with the exception of REITs that meet specific criteria, will be subject to the proposed tax on their distributable income at the corporate tax rate. The effect of this change will be to reduce distributable cash by as much as 31.5% beginning in 2011 for existing public income trusts. To the extent such trusts return capital as a component of their distributions, this portion is not subject to the proposed tax. For taxable investors, the impact of this new tax will be offset by allowing the distribution portion ordinarily received as income to qualify for the more favourable dividend tax treatment. As a result, the proposed changes will have no net effect on an after-tax basis for investors in the highest marginal tax rate. However, tax deferred investors, such as pension funds and investments held in registered accounts such as RRSPs, and foreign investors do not benefit from the favourable dividend tax treatment, and they will therefore be adversely affected when these new taxes, if enacted, come into effect in 2011.

Certain sectors of the income trust market, such as oil and gas trusts, were more negatively affected than others due to their greater concentration of foreign and/or tax-deferred holders. Over time, Brompton expects there to be a migration in holders from tax deferred and foreign investors to the fully taxable investor, which should improve market prices over the longer term.

Shortly after the government's announcement, Brompton began consulting and working with industry participants and advocacy groups and presented to the government an alternative proposal that we felt was equitable and would protect the interests of all investors. A copy of this proposal can be found on our website at www.bromptongroup.com. Brompton continues to work to help influence a more favourable outcome for our investors.

Implementation of Accounting Standard

In the management report of fund performance prepared for the six months ended June 30, 2006, it was reported that, starting January 1, 2007, the Fund would adopt the new accounting standard, Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3855: Financial Instruments – Recognition and Measurement. This standard would cause the Fund to change the way it determines the value of securities it holds in its portfolio. In particular, securities traded in an active market are valued using the last available bid price rather than the closing price for exchange-traded securities or at the average of the latest bid and ask prices for securities traded over-the-counter. This change in determining net asset value would affect the following: (i) the valuation of the Fund's investments for its financial statements; (ii) the weekly posted net asset value per unit of the Fund; and (iii) pricing of the redemption amounts for the units.

Pursuant to requests from the investment fund industry, the Canadian Securities Administrators ("CSA") exempted investment funds, including the Fund, from applying CICA Section 3855 in the calculation of the weekly net asset values and the amount of the net asset value for redemption purposes until September 30, 2007. The exemption was requested to allow further study of whether the calculation and use of net asset value in accordance with the Canadian GAAP are appropriate for purposes other than financial statements.

Securities Lending

In September 2006, the Fund commenced a securities lending program through its custodian, RBC Dexia Investor Services Trust, in order to generate additional income. Under the program, the aggregate market value of the securities on loan cannot exceed 50% of the assets of the Fund and the Fund receives collateral of at least 102% of the market value of the securities on loan. In 2006 this program generated income of approximately $0.45 million.

Results of Operations

Distributions

During the year ended December 31, 2006, the Fund made monthly cash distributions which totalled $1.46 per unit. Since inception, in October 2004, the Fund has paid total cash distributions of $3.125 per unit.

A breakdown of the tax characteristics of the 2006 distributions paid by the Fund is provided later under "2006 Tax Information."

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the year ended December 31, 2006, 44,987 units were acquired in the market pursuant to this plan at an average price of $10.45 per unit, and 82,564 units were issued from treasury by the Fund at an average price of $10.60.

Net Asset Value

As a result of the weakness in the oil and gas income trust sector due primarily to the impact of the proposed tax on trusts and the declining commodity price for natural gas, the net asset value per unit decreased over the year by $4.18 per unit, or 34.0%, from $12.28 to $8.10. The aggregate net assets of the Fund decreased from $450 million on December 31, 2005 to $294 million on December 31, 2006 as a result of the above described reasons and repurchases under the issuer bid.

Investment Portfolio

As of December 31, 2006, the Fund's investments included a total of 28 oil and gas income trusts, a decrease of four issuers from the end of 2005. A detailed listing of the Fund's security holdings is provided in the financial statements. The decrease in the number of qualifying trusts was the result of six mergers of oil and gas trusts and the inclusion of Bonterra Energy Trust and Zargon Energy Trust. In 2006, Acclaim Energy Trust and Starpoint Energy Trust merged to form Canetic Resources Trust, Viking Energy Royalty Trust merged into Harvest Energy Trust, Ketch Resources Trust merged into Advantage Energy Income Fund, Penn West Energy Trust merged with Petrofund Energy Trust, Daylight Energy Trust merged with Sequoia Oil & Gas Trust, and Esprit Energy Trust merged into Pengrowth Energy Trust. During the year, the Fund recorded net losses (realized and unrealized) of $150.5 million.

Liquidity and Capital Resources

As of December 31, 2006, the Fund had borrowings of $43.6 million under its term credit facility, which represented 12.4% of total assets or 14.8% of net assets. The interest rate on the term credit facility is fixed until August 2009 at 4.513%, which reduces the Fund's exposure to rising short-term interest rates over its term. The borrowings have been used principally to invest in additional portfolio investments to increase the overall distributions paid by the Fund. The Fund also has a 364-day revolving credit facility for working capital purposes which provides for maximum borrowings of $22.9 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. At December 31, 2006, the Fund had $9.0 million outstanding under this facility. During the year, the minimum and maximum amounts of borrowings under both facilities were $47.1 million and $56.7 million, respectively.

To provide liquidity, units of the Fund are listed on the TSX under the symbol OGF.UN. The Fund's normal course issuer bid program allows it to purchase its units on the TSX when they trade below net asset value. As a result, purchases under the issuer bid are accretive to the net asset value per unit. A total of 385,800 units were purchased in 2006 under this program at an average price of $6.81 per unit. During the year, units of the Fund traded at an average premium to net asset value of 0.6%. Investors may also redeem their units annually in accordance with their redemption provisions.

Related Party Transactions

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund. The management fee may be paid in cash or units at the option of the Manager. During 2006, the entire management fee was paid in units. The Manager is responsible for paying the fees of Brompton Capital Advisors Inc., which is an affiliate of the Manager and which is responsible for the rebalancing of the Fund. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to the investment dealers based on the proportionate number of units held by clients of such dealers at the end of each calendar quarter. In 2006, management and service fees amounted to $2.0 million and $1.1 million, respectively.

Financial Highlights

The following tables show selected key financial information about the Fund and are intended to help readers understand the Fund's financial performance for the fiscal periods indicated. This information is derived from the Fund's audited annual financial statements. The information in the following tables is presented in accordance with National Instrument ("NI") 81-106 and, as a result, does not act as a continuity of opening and closing net asset value per unit. The increase (decrease) in net assets from operations is based on average units outstanding during the period, and all other numbers are based on actual units outstanding at the relevant point in time.

Net Asset Value per Unit

		2006		2005		2004
Net asset value, beginning of year[2]	$	12.28	$	9.53	$	9.45
Increase (decrease) from operations:[1][3]						
Total revenue		1.55		1.41		0.33
Total expenses		(0.16)		(0.15)		(0.03)
Realized gain (loss) for the year		0.01		1.11		—
Unrealized gain (loss) for the year		(4.12)		1.73		0.07
Total increase (decrease) in net assets from operations	$	(2.72)	$	4.10	$	0.37
Distributions to unitholders:[1][2]						
Cash distributions:						
From net investment income (excluding dividends)	$	1.11	$	0.95	$	0.18
From net realized gain on investments		—		0.43		—
Return of capital		0.35		—		0.11
Total cash distributions		1.46		1.38		0.29
Unit distributions:						
From net realized gain on investments		—		0.57		—
Total distributions to unitholders	$	1.46	$	1.95	$	0.29
Net asset value, end of year[2]	$	8.10	$	12.28	$	9.53

[1] Period from October 7, 2004 (commencement of operations) to December 31, 2004.

[2] Net asset value per unit and distributions per unit are based on the actual number of units outstanding at the relevant time.

[3] The increase (decrease) in net assets from operations per unit is based on the weighted average number of units outstanding over the fiscal period.

Ratios and Supplemental Data

		2006		2005		2004
Net assets (in 000s)	$	293,727	$	449,986	$	397,824
Number of units outstanding (in 000s)		36,250		36,654		41,747
Management expense ratio ("MER")[1][2]		1.43%		1.39%		7.19%
MER excluding interest expense and issuance costs[1][3]		0.86%		0.93%		0.89%
Portfolio turnover rate[4]		46.90%		45.92%		N/A
Trading expense ratio[5]		0.07%		0.14%		N/A
Closing market price	$	7.75	$	12.06	$	10.15

[1] Annualized for the period from October 7, 2004 (commencement of operations) to December 31, 2004.

[2] Management expense ratio is based on the requirements of NI 81-106 and includes the total expenses of the Fund for the stated period, including interest expense and issuance costs, and is expressed as an annualized percentage of the average net assets of the period.

[3] MER, excluding interest expense and issuance costs, has been presented separately as it expresses only the ongoing management and administrative expenses of the Fund as a percentage of average net assets.

[4] The Fund's portfolio turnover rate indicates how actively the Fund's portfolio advisor manages its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Fund buying and selling all of the securities in its portfolio once in the course of the year. The higher a fund's portfolio turnover rate in a year, the greater the trading costs payable by the fund in the year, and the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Fund. The portfolio turnover rate is not provided when a fund is less than one year old. Portfolio turnover rate is calculated by dividing the lesser of the cost of purchases and the proceeds of sales of portfolio securities for the period, excluding cash and short-term investments maturing in less than one year, by the average market value of investments during the period.

[5] The trading expense ratio represents total commissions expressed as an annualized percentage of daily average net assets of the Fund during the period. This disclosure was a new requirement in 2005 under NI 81-106 and was not applied retroactively.

Expense Ratio

The MER of the Fund increased from 1.39% in 2005 to 1.43% in 2006 due to rising short-term interest rates. This ratio is exaggerated by the inclusion of portfolio investments to increase the distributions of the Fund.

The MER, excluding interest expense and insurance costs, declined to 0.86% in 2006 from 0.93% in 2005. This latter ratio is more representative of the ongoing efficiency of the administration of the Fund.

Past Performance

The following chart and table show the past performance of the Fund. Past performance does not necessarily indicate how the Fund will perform in the future. The information shown is based on net asset value per unit and assumes that distributions made by the Fund or its units in the periods shown were reinvested (at net asset value per unit) in additional units of the Fund.

The bar chart shows the Fund's annual return in each year since inception to December 31, 2006. The chart shows, in percentage terms, how an investment held on the first day of each fiscal year would have increased or decreased by the last day of the fiscal year.

Year-by-Year Returns


50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
4.0%
46.0%
-24.7%
04*
05
05

* Period from October 7, 2004 (commencement of operations) to December 31, 2004.

The following table shows the Fund's annual compound return for each period indicated, compared with the S&P/TSX Capped Energy Trust Index ("Energy Trust Index"). The Energy Trust Index is derived from the S&P/TSX Capped Income Trust Index, based on the energy sector of the Global Industry Classification Standards ("GICS"). Income trusts that qualify for inclusion must derive their distribution income from actual operating entities. The Energy Trust Index is calculated without the burden of management fees and Fund expenses whereas the performance of the Fund is calculated after deducting such fees and expenses.

Annual Compound Returns

	1 Year	Since Inception[1]
Brompton Equal Weight Oil & Gas Income Fund[2]	(24.7)%	6.2%
S&P/TSX Capped Energy Trust Index	(3.7)%	42.7%

[1] Period from October 7, 2004 (commencement of operations) to December 31, 2006.

[2] Based on net asset value per unit and assumes that distributions made by the Fund on its units in the period shown were reinvested (at net asset value per unit) in additional units of the Fund.

Over the course of the year, the Fund had a negative return of 24.7%. Most of the decline occurred after the proposed income trust tax announcement on October 31, 2006, which had a disproportionately negative effect on oil and gas trusts and mid-cap oil and gas trusts in particular. The Fund's greater weighting to natural gas versus oil also had a negative effect on the Fund's performance due to warmer weather and high inventory levels. While oil prices ended the year essentially flat, natural gas prices declined by 45%, reducing distributable income of trusts with a majority of production tied to natural gas.

The Fund is designed to provide exposure to Canada's conventional oil and gas trusts without undue exposure to any single issuer, due to its equal weight approach. Consequently, the Fund does not have exposure to Canadian Oil Sands Trust, which comprises nearly 17% of the Energy Trust Index and which posted a 34% total return in 2006, nor does the Fund include pipeline and energy service trusts, which are included in the Energy Trust Index. Due to the equal weight approach, the Fund has much greater exposure to mid-cap producers, such as True Energy Trust, Thunder Energy Trust and Trilogy Energy Trust, whose production is more concentrated in natural gas. Natural gas prices have increased substantially since the beginning of 2007 and the fundamentals for this commodity remain strong.

Summary of Investment Portfolio

As at December 31, 2006

Total net asset value	$ 293,726,797

Portfolio Composition	% of Portfolio	% of NAV
Oil and gas	100.0%	118.1%
Total investment portfolio	100.0%	118.1%
Other net liabilities		(18.1%)
Total net asset value		100.0%

Top 25 Holdings[1]	% of Portfolio	% of NAV
Vermilion Energy Trust	5.0%	5.9%
Provident Energy Trust	4.5%	5.3%
Baytex Energy Trust	4.1%	4.9%
Bonterra Energy Income Trust	4.1%	4.9%
Enerplus Resources Fund	4.0%	4.7%
Peyto Energy Trust	3.9%	4.6%
Enterra Energy Trust	3.9%	4.6%
Crescent Point Energy Trust	3.9%	4.6%
Zargon Energy Trust	3.9%	4.6%
Harvest Energy Trust	3.8%	4.5%
ARC Energy Trust	3.8%	4.5%
Bonavista Energy Trust	3.8%	4.5%
Progress Energy Trust	3.8%	4.5%
Focus Energy Trust	3.8%	4.4%
Canetic Resources Trust	3.7%	4.4%
Fairborne Energy Trust	3.6%	4.2%
Freehold Royalty Trust	3.5%	4.1%
Penn West Energy Trust	3.4%	4.0%
Thunder Energy Trust	3.2%	3.8%
PrimeWest Energy Trust	3.2%	3.8%
Paramount Energy Trust	3.2%	3.7%
Trilogy Energy Trust	3.1%	3.7%
Shiningbank Energy Income Fund	3.1%	3.6%
NAL Oil & Gas Trust	3.0%	3.6%
Pengrowth Energy Trust	2.8%	3.4%

[1] The top 25 holdings of the Fund have been presented in accordance with NI 81-106.

The investment portfolio may change due to ongoing portfolio transactions of the investment fund. Quarterly updates are available within 60 days of each quarter end.

2006 Tax Information

The following information is applicable to holders who, for the purpose of the Income Tax Act (Canada), are resident in Canada and hold Fund units as capital property outside of an RRSP, RRIF or DPSP. Unitholders should receive a T3 slip from their investment dealer providing this information.

T3 supplementary slips for holdings of the Fund will indicate Foreign Non-Business Income in Box 25, Other Taxable Income in Box 26, Capital Gains in Box 21 and Dividend Income in Box 23. Dividend income is subject to the standard gross-up and federal dividend tax credit rules.

The return of capital component is a non-taxable amount that serves to reduce the adjusted cost base of Fund units and is now reported on the T3 supplementary slips in Box 42.

The following table outlines the breakdown of the Fund's distributions declared in 2006 on a per unit basis.

Record Date	Payment Date	Return of Capital	Foreign Non-Business Income	Other Taxable Income	Dividend Income	Capital Gains	Total Distribution
Jan. 31, 2006	Feb. 14, 2006	$ 0.02776	$ —	$ 0.08408	$ 0.00316	$ —	$ 0.115
Feb. 28, 2006	Mar. 14, 2006	0.02776	—	0.08408	0.00316	—	0.115
Mar. 31, 2006	Apr. 17, 2006	0.02776	—	0.08408	0.00316	—	0.115
Apr. 28, 2006	May 12, 2006	0.03017	—	0.09140	0.00343	—	0.125
May 31, 2006	June 14, 2006	0.03017	—	0.09140	0.00343	—	0.125
June 30, 2006	July 17, 2006	0.03017	—	0.09140	0.00343	—	0.125
July 31, 2006	Aug. 15, 2006	0.03017	—	0.09140	0.00343	—	0.125
Aug. 31, 2006	Sep. 15, 2006	0.03017	—	0.09140	0.00343	—	0.125
Sep. 29, 2006	Oct. 16, 2006	0.03017	—	0.09140	0.00343	—	0.125
Oct. 31, 2006	Nov. 14, 2006	0.03017	—	0.09140	0.00343	—	0.125
Nov. 30, 2006	Dec. 14, 2006	0.03017	—	0.09140	0.00343	—	0.125
Dec. 29, 2006	Jan. 15, 2007	0.02679	—	0.08116	0.00305	—	0.111
Total		$ 0.35143	$ —	$ 1.06460	$ 0.03997	$ —	$ 1.456

This information is of a general nature only and does not constitute legal or tax advice to any particular investor. Accordingly, investors are advised to consult their own tax advisors with respect to their individual circumstances.

Forward-Looking Statements

Some of the statements contained herein including, without limitation, financial and business prospects and financial outlook may be forward-looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as "may," "will," "should," "could," "anticipate," "believe," "expect," "intend," "plan," "potential," "continue" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risk factors. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, we cannot assure that actual results will be consistent with these forward-looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and we assume no obligation to update or revise them to reflect new events or circumstances.

Management's Responsibility Statement

The financial statements of Brompton Equal Weight Oil & Gas Income Fund (the "Fund") have been prepared by Brompton Funds Management Limited (the "Manager" of the Fund) and approved by the Board of Directors of the Manager. The Manager is responsible for the information and representations contained in these financial statements and the other sections of the annual report.

The Manager maintains appropriate procedures to ensure that relevant and reliable financial information is produced. Statements have been prepared in accordance with accounting principles generally accepted in Canada and include certain amounts that are based on estimates and judgements. The significant accounting policies applicable to the Fund are described in Note 2 to the financial statements.

The Board of Directors of the Manager is responsible for ensuring that management fulfills its responsibilities for financial reporting and has reviewed and approved these financial statements. The Board carries out this responsibility through the Audit Committee, which is comprised of independent directors of the Board.

The Manager, with the approval of its Board of Directors, has appointed the external firm of PricewaterhouseCoopers LLP as the auditors of the Fund. They have audited the financial statements of the Fund in accordance with Canadian generally accepted auditing standards to enable them to express to unitholders their opinion on the financial statements. The auditors have full and unrestricted access to the Audit Committee to discuss their findings.

(Signed)

Raymond R. Pether
Chief Executive Officer
Brompton Funds Management Limited
March 8, 2007

(Signed)

Craig T. Kikuchi
Chief Financial Officer
Brompton Funds Management Limited

Auditors' Report to Unitholders

To the Unitholders of Brompton Equal Weight Oil & Gas Income Fund:
We have audited the statement of investments of Brompton Equal Weight Oil & Gas Income Fund (the "Fund") as at December 31, 2006, the statements of net assets as at December 31, 2006 and 2005 and the statements of operations and retained earnings (deficit), changes in net assets and cash flows for the years then ended. These financial statements are the responsibility of the Fund's Manager. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the investments of the Fund as at December 31, 2006, the net assets as at December 31, 2006 and 2005 and the results of its operations and retained earnings (deficit), changes in net assets and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed)

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
March 8, 2007

Statements of Net Assets

As at December 31	2006	2005
Assets		
Investments, at market value	$ 346,955,966	$ 502,038,109
Cash	12,134	22,638
Income receivable	3,981,762	4,942,078
Deferred financing costs (note 8)	—	34,012
Total assets	350,949,862	507,036,837
Liabilities		
Accounts payable and accrued liabilities	587,374	531,634
Distributions payable to unitholders (note 4)	4,023,737	8,063,887
Loans payable (note 8)	52,611,954	48,455,000
Total liabilities	57,223,065	57,050,521
Unitholders' equity		
Unitholders' capital (note 3)	363,871,406	367,881,681
Contributed surplus (note 3)	630,017	—
Retained earnings (deficit)	(70,774,626)	82,104,635
Net assets representing unitholders' equity	$ 293,726,797	$ 449,986,316
Units outstanding (note 3)	36,249,805	36,654,034
Net asset value per unit	$ 8.10	$ 12.28

Approved on behalf of Brompton Equal Weight Oil & Gas Income Fund by the Board of Directors of Brompton Funds Management Limited, the Manager.

(Signed) (Signed)

Peter A. Braaten
Director

James W. Davie
Director

The accompanying notes are an integral part of these financial statements.

Statements of Operations and Retained Earnings (Deficit)

For the years ended December 31	2006	2005
Income		
Distributions from income funds	$ 56,105,499	$ 58,217,018
Interest income	69,993	41,967
Securities lending income (note 7)	451,607	—
	56,627,099	58,258,985
Expenses		
Management fees (note 5)	1,951,221	2,149,045
Service fees (note 5)	1,148,157	1,382,901
Audit fees	29,701	27,741
Director fees	40,888	44,009
Trustee fees	39,750	22,816
Custodial fees	60,903	55,802
Legal fees	3,679	33,467
Unitholder reporting costs	65,693	235,697
Other administrative expenses	172,892	202,655
Interest and bank charges (note 8)	2,296,582	2,047,291
	5,809,466	6,201,424
Net investment income	50,817,633	52,057,561
Net realized gain on sale of investments (note 6)	452,149	46,078,676
Net change in unrealized gain (loss) on investments	(150,910,248)	71,481,874
Increase (decrease) in net assets from operations	(99,640,466)	169,618,111
Retained earnings, beginning of year	82,104,635	3,069,053
Excess of stated value paid on redemption and repurchase of units	—	(13,803,355)
Distributions to unitholders (note 4)	(53,238,795)	(76,779,174)
Retained earnings (deficit), end of year	$ (70,774,626)	$ 82,104,635
Increase (decrease) in net assets from operations per unit[1]	$ (2.73)	$ 4.10

[1] Based on weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

For the years ended December 31	2006	2005
Cash flows from operating activities:		
Increase (decrease) in net assets from operations	$ (99,640,466)	$ 169,618,111
Adjustments to reconcile net cash provided by operations:		
Net realized gain on sale of investments (note 6)	(452,149)	(46,078,676)
Net change in unrealized gain (loss) on investments	150,910,248	(71,481,874)
Amortization of deferred financing costs (note 8)	34,012	37,083
Increase (decrease) in income receivable	940,316	(682,018)
Increase in accounts payable and accrued liabilities	55,740	83,231
Purchase of investments (note 6)	(215,606,394)	(225,353,970)
Proceeds from sale of investments (note 6)	220,230,438	281,888,429
Cash provided by operating activities	56,691,745	108,030,316
Cash flows from financing activities:		
Proceeds from issuance of units (note 3)	—	2,008,453
Agents' fees and issuance costs (note 3)	—	13,104
Increase in loans payable	4,156,954	4,855,000
Deferred financing costs paid	—	(2,500)
Distributions paid to unitholders (note 4)	(57,278,945)	(51,928,616)
Proceeds from distribution reinvestment plan (note 4)	875,193	442,032
Repurchase of units (note 3)	(3,393,099)	(2,700,251)
Amounts paid for redemption of units (note 3)	(852,352)	(61,443,188)
Cash used in financing activities	(56,502,249)	(108,755,966)
Net decrease in cash and short-term investments	(10,504)	(725,650)
Cash, beginning of year	22,638	748,288
Cash, end of year	$ 12,134	$ 22,638
Supplemental information:		
Interest paid	$ 2,053,624	$ 1,986,065

Statements of Changes in Net Assets

For the years ended December 31	2006	2005
Net assets, beginning of year	$ 449,986,316	$ 397,824,101
Operations:		
Increase (decrease) in net assets from operations	(99,640,465)	169,618,111
Unitholder transactions:		
Distributions to unitholders (note 4)		
Net investment income	(40,307,115)	(38,517,655)
Capital gains	—	(38,261,519)
Return of capital	(12,931,680)	—
Total	(53,238,795)	(76,779,174)
Proceeds from issuance of units (note 3)	—	2,008,453
Agents' fees and issuance costs (note 3)	—	13,104
Proceeds from distribution reinvestment plan (note 4)	875,193	442,032
Repurchase of units (note 3)	(3,393,099)	(2,700,251)
Redemption of units (note 3)	(862,352)	(61,443,188)
Increase in capital from unit distribution and consolidation (note 3)	—	21,003,128
Total unitholder transactions	(56,619,053)	(117,455,896)
Net increase (decrease) in net assets	(156,259,519)	52,162,215
Net assets, end of year	$ 293,726,797	$ 449,986,316
Distributions per unit	$ 1.46	$ 1.94801

The accompanying notes are an integral part of these financial statements.

Statement of Investments

As at December 31, 2006

No. of Units	Oil and Gas	Cost	Market Value
724,471	Advantage Energy Income Fund	$ 14,820,658	$ 9,005,175
598,140	ARC Energy Trust	10,545,257	13,338,522
644,262	Baytex Energy Trust	8,756,549	14,354,157
471,503	Bonavista Energy Trust	12,404,662	13,272,809
559,300	Bonterra Energy Income Trust	17,249,981	14,301,301
787,462	Canetic Resources Trust	18,218,948	12,945,875
767,838	Crescent Point Energy Trust	15,079,063	13,513,949
823,530	Daylight Resources Trust	11,570,592	8,408,241
271,336	Enerplus Resources Fund	11,403,201	13,751,308
1,471,986	Enterra Energy Trust	26,675,052	13,615,871
1,182,189	Fairborne Energy Trust	15,879,358	12,353,875
717,176	Focus Energy Trust	13,576,339	13,038,260
815,191	Freehold Royalty Trust	14,896,388	12,072,979
508,790	Harvest Energy Trust	14,976,474	13,345,561
852,381	NAL Oil & Gas Trust	12,792,648	10,492,810
881,836	Paramount Energy Trust	14,516,103	10,934,766
494,548	Pengrowth Energy Trust	10,780,546	9,861,287
327,270	Penn West Energy Trust	12,616,396	11,660,994
770,088	Peyto Energy Trust	16,105,078	13,630,558
519,828	PrimeWest Energy Trust	14,551,907	11,176,302
1,044,481	Progress Energy Trust	15,677,642	13,129,126
1,203,378	Provident Energy Trust	13,887,544	15,451,374
823,710	Shiningbank Energy Income Fund	17,774,055	10,584,674
1,982,592	Thunder Energy Trust	22,831,365	11,241,297
957,888	Trilogy Energy Trust	16,030,136	10,919,923
1,314,647	True Energy Trust	22,961,345	9,846,706
494,350	Vermilion Energy Trust	10,090,706	17,302,250
541,590	Zargon Energy Trust	16,611,505	13,426,016
	Total	$ 423,270,699	$ 365,955,966

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

December 31, 2006 and 2005

1. OPERATIONS

Brompton Equal Weight Oil & Gas Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on September 28, 2004, pursuant to a declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton Funds Management Limited (the "Manager") is responsible for managing the affairs of the Fund. The Manager has retained Brompton Capital Advisors Inc. to acquire the portfolio and to rebalance it on a quarterly basis in accordance with the terms of the declaration of trust. RBC Dexia Investor Services Trust is the custodian of the Fund's assets and prepares the weekly valuations of the Fund. The Fund is listed on the Toronto Stock Exchange and commenced operations on October 7, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and they include estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of these financial statements and the reported amounts of income and expenses during the periods for which the financial statements report. Actual results could differ from these estimates.

a) **Valuation of Investments**

The Fund's investments are presented at estimated market value. Investments that are publicly traded are valued at their closing price. If a closing price is not available, then these investments are valued using an average of the latest bid and ask prices. Short-term investments are valued at cost which, when taken together with accrued interest income thereon, is an approximation of their market value.

b) **Investment Transactions and Income Recognition**

Investment transactions are recorded on trade date and any realized gains or losses are recognized using the average cost of the investments. Interest income is recognized on an accrual basis. Distributions from income funds are recognized on the ex-distribution date. Net realized gains or losses on sale of investments include net realized gains or losses from foreign currency changes.

c) **Income Taxes**

The Fund qualifies as a mutual fund trust under the Income Tax Act (Canada). Provided the Fund makes distributions in each year of its net income and net realized capital gains, the Fund will not generally be liable for income tax. It is the intention of the Fund to distribute all of its net income and net realized capital gains on an annual basis. Accordingly, no income tax provision has been recorded.

d) **Foreign Exchange**

The market values of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the noon rate of exchange on each valuation date. Purchases and sales of investments and income derived from investments are translated at the rate of exchange prevailing at the time of such transactions.

e) **Fair Value of Financial Instruments**

The fair value of the Fund's financial instruments, which are composed of cash, distributions receivable, accounts payable and accrued liabilities and loans payable, approximates their book value.

3. UNITS OF THE FUND

Authorized

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be redeemed at the option of unitholders by tendering units of the Fund at least 20 business days prior to the second last day of November ("Redemption Valuation Date"). Redemption of tendered units will be settled based on the net asset value per unit on the Redemption Valuation Date less associated costs of the redemption, including brokerage costs. Units tendered for redemption will be redeemed effective on the Redemption Valuation Date of each year and will be settled on or before the tenth business day following the Redemption Valuation Date.

Notes to the Financial Statements (continued)

Issued

	2006		2005	
	Number of Units	Amount	Number of Units	Amount
Units, beginning of year	36,654,034	$ 367,881,681	41,747,101	$ 394,755,038
Initial public offering, net	—	—	—	13,104
Units redeemed	(100,913)	(1,012,953)	(5,072,374)	(47,990,238)
Issued for services (note 5)	—	—	184,155	2,008,453
Units issued under the distribution reinvestment plan (note 4)	82,564	875,201	43,552	442,032
Units repurchased pursuant to normal course issuer bid	(385,800)	(3,072,523)	(248,400)	(2,349,836)
Units issued and consolidated on special year-end distribution (note 4)	—	—	—	21,003,128
Units, end of year	36,249,885	$ 363,871,406	36,654,034	$ 367,881,681

On November 29, 2006, 100,913 units were redeemed at $8.55 per unit.

During the year, the Fund issued no (2005 – 184,155) units to the Manager in respect of its management fee.

As at December 31, 2006, the Fund had accumulated contributed surplus of $630,017 (2005 – nil) since inception. Contributed surplus is recorded when units of the Fund are redeemed or repurchased at prices per unit which are below the average cost per unit of unitholders' capital.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid for the period from November 4, 2005 to November 3, 2006. Pursuant to the issuer bid, the Fund could purchase up to 4,165,000 of its units for cancellation when the net asset value per unit exceeded its trading price. The Fund renewed the issuer bid for the period from November 6, 2006 to November 5, 2007, which allows the Fund to purchase up to 3,663,200 units. The Fund may repurchase units when the net asset value per unit exceeds its trading price. For the year ended December 31, 2006, 385,800 (2005 – 248,400) units were purchased.

The weighted average number of units outstanding for the year ended December 31, 2006 was 36,583,063 (2005 – 41,336,973).

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the year ended December 31, 2006, the Fund declared total distributions of $1.456 (2005 – $1.94801) per unit, which amounted to $53,238,795 (2005 – $76,779,174). Distributions for the year ended December 31, 2005, included cash distributions of $1.375 per unit amounting to $55,776,046. Pursuant to the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased in the open market. For the year ended December 31, 2006, 82,564 (2005 – 43,552) units in respect of distributions were issued from treasury by the Fund.

5. RELATED PARTY TRANSACTIONS

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund plus applicable taxes. The management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. In 2006, the entire management fee was paid in cash. In 2005, the entire management fee was paid in units. The Manager is responsible for paying fees of Brompton Capital Advisors Inc. for its services to the Fund. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the years ended December 31 were as follows:

	2006	2005
Proceeds from sale of investments	$ 220,230,438	$ 281,888,429
Less cost of investments sold:		
Investments at cost, beginning of year	427,451,394	437,907,177
Investments purchased during the year	215,606,394	225,353,970
Investments at cost, end of year	(423,279,499)	(427,451,394)
Cost of investments sold during the year	219,778,289	235,809,753
Net realized gain on sale of investments	$ 452,149	$ 46,078,676

Brokerage commissions on investments purchased and sold during the year ended December 31, 2006 amounted to $285,063 (2005 – $633,550). For the years ended December 31, 2006 and 2005, there were no soft dollar amounts paid.

7. SECURITIES LENDING

The Fund has entered into a securities lending program in September 2006 with its custodian, RBC Dexia Investor Services Trust. The aggregate market value of all securities loaned by the Fund cannot exceed 50% of the assets of the Fund. The Fund will receive collateral of at least 102% of the value of the securities on loan. Collateral will generally be comprised of cash and obligations of, or guaranteed by, the Government of Canada or a province thereof, or by the United States government or its agencies, or a permitted supranational agency as defined in National Instrument 81-102. The market values of the securities on loan and the related collateral at December 31, 2006, were $165.9 million (2005 – nil) and $177.0 million (2005 – nil), respectively.

8. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund has a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $22.9 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. There was $9.0 million outstanding under this facility at December 31, 2006. The Fund has borrowed the maximum amount of $43.6 million under the term credit facility at a fixed rate of 4.513% for a five-year period ending August 25, 2009. The credit facilities are secured by a first-priority security interest over all of the Fund's assets. During the year ended December 31, 2006, the minimum and maximum amounts of borrowings were $47.1 million (2005 – $43.6 million) and $56.7 million (2005 – $49.4 million), respectively.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the year ended December 31, 2006, the Fund recorded amortization of these costs in the amount of $34,012 (2005 – $37,083).

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.

9. ADOPTION OF FUTURE ACCOUNTING STANDARDS

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) recently issued a new suite of financial reporting standards that address the accounting and disclosure for financial instruments. Of particular relevance to investment funds are changes outlined in CICA Handbook Section 3855: Financial Instruments – Recognition and Measurement. The new financial reporting standards for financial instruments are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. These standards will change the way in which investments are measured for financial statement purposes and will result in differences between the net asset value per unit ("NAVPU") presented in the financial statements and the NAVPU that is published weekly. The Fund has a financial year ending December 31, 2006, and as such, these changes will not be reflected until the interim financial statements are prepared in June 2007. Such differences will primarily result from marketable securities being valued using bid prices for financial statements and closing prices for the weekly published NAVPU.

VALUE | INTEGRITY | PERFORMANCE

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

2006
ANNUAL
REPORT

Equal weight portfolio of senior oil and gas income funds with market capitalization over $500 million.

Management Report of Fund Performance

March 8, 2007

This annual management report of fund performance for Brompton Equal Weight Oil & Gas Income Fund (the "Fund") contains financial highlights but does not contain the audited annual financial statements. The audited annual financial statements follow this report.

Unitholders may obtain a copy of the Fund's proxy voting policies and procedures, proxy voting disclosure record, or quarterly portfolio disclosure, at no cost, by calling 866-642-6001, or by sending a request to Brompton Funds, Suite 2930, P.O. Box 793, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

Investment Objectives and Strategies

Brompton Equal Weight Oil & Gas Income Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol OGF.UN. The units of the Fund are managed by Brompton Funds Management Limited (the "Manager"). The Fund is designed to provide investors with high monthly cash distributions and the opportunity for capital appreciation by investing on an equally weighted basis in a portfolio of oil and gas income trusts. At the time of investment, the portfolio is comprised of an equal dollar amount of each oil and gas income trust listed on the TSX that pays a regular distribution and has a market capitalization of at least $500 million. The portfolio is rebalanced quarterly to include any newly qualifying oil and gas income trusts and to eliminate any oil and gas income trust whose market capitalization falls below $350 million or which otherwise does not qualify for investment. The Fund's passive investment strategy allows for a low cost method of investing in the oil and gas income trust asset class. The Fund is RRSP, DPSP, RRIF and RESP eligible.

Risks

Changes to the Fund over the financial year ended December 31, 2006 affected overall risk associated with an investment in the Fund in the following ways:

(i) As illustrated in the discussion under "Recent Developments – Tax Treatment of Income Trusts," the proposed change in the taxation of income trusts had a negative impact on the net asset value of the Fund.

(ii) The Fund has borrowed amounts to invest in additional portfolio investments to increase the overall distributions of the Fund. If interest rates increase during a period when leverage is utilized, increased interest costs will reduce income available to be distributed. In 2006, short-term Canadian interest rates rose as the Bank of Canada increased its overnight rate from 3.25% in January to 4.25% by the end of December. The Fund has mitigated this risk of rising short-term interest rates by fixing the interest rate on a substantial portion of its borrowings to August 2009.

(iii) Leverage can also impact net asset value of the Fund as it will enhance the net asset value during a period when the Fund's investments have appreciated and will exacerbate the decline of net asset value during a falling market. The greater the amount of leverage, the greater the impact on net asset value of a rise or decline in market prices of the Fund's investments. During 2006, leverage had a negative impact on the net asset value of the Fund as the value of the underlying trusts decreased following the October 31, 2006 announcement by the Department of Finance on the taxation of public income trusts.

O G F . U N

(iv) The entire portfolio was invested in oil and gas trusts. The prices of securities in this sector were adversely affected in 2006 by declining commodity prices, particularly the price of natural gas, and disproportionately by the proposed tax changes discussed below.

Risks associated with an investment in the units of the Fund are discussed in some detail in the Fund's annual information form which is available on the Fund's website at www.bromptongroup.com or on SEDAR at www.sedar.com.

Recent Developments

Tax Treatment of Income Trusts

Notwithstanding a campaign promise made by Prime Minister elect Stephen Harper in January 2006 not to adversely tax income trusts, the Federal Minister of Finance announced a proposal for a new tax on public income trusts on October 31, 2006. The resulting effect was a huge sell-off in the market, which initially erased $30 billion in market capitalization on the TSX. As a result, both the S&P/TSX Income Trust Index and the S&P/TSX Energy Trust Index posted poor total returns in 2006 of negative 2.8% and negative 3.7%, respectively. The Fund which invests in income trusts had negative overall performance in light of the announced tax proposal.

Investment funds like the Fund are not subject to this proposed tax, but to the extent an investment fund invests in income trusts (excluding certain REITs) the level of distributions it receives will be less if the taxing provisions come into effect.

The proposed tax, if enacted, will take effect immediately for new income trust conversions, while existing income trusts have been given a four-year transition period ending on December 31, 2010, before they will be subject to this new tax. Income trusts, with the exception of REITs that meet specific criteria, will be subject to the proposed tax on their distributable income at the corporate tax rate. The effect of this change will be to reduce distributable cash by as much as 31.5% beginning in 2011 for existing public income trusts. To the extent such trusts return capital as a component of their distributions, this portion is not subject to the proposed tax. For taxable investors, the impact of this new tax will be offset by allowing the distribution portion ordinarily received as income to qualify for the more favourable dividend tax treatment. As a result, the proposed changes will have no net effect on an after-tax basis for investors in the highest marginal tax rate. However, tax deferred investors, such as pension funds and investments held in registered accounts such as RRSPs, and foreign investors do not benefit from the favourable dividend tax treatment, and they will therefore be adversely affected when these new taxes, if enacted, come into effect in 2011.

Certain sectors of the income trust market, such as oil and gas trusts, were more negatively affected than others due to their greater concentration of foreign and/or tax-deferred holders. Over time, Brompton expects there to be a migration in holders from tax deferred and foreign investors to the fully taxable investor, which should improve market prices over the longer term.

Shortly after the government's announcement, Brompton began consulting and working with industry participants and advocacy groups and presented to the government an alternative proposal that we felt was equitable and would protect the interests of all investors. A copy of this proposal can be found on our website at www.bromptongroup.com. Brompton continues to work to help influence a more favourable outcome for our investors.

Implementation of Accounting Standard

In the management report of fund performance prepared for the six months ended June 30, 2006, it was reported that, starting January 1, 2007, the Fund would adopt the new accounting standard, Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3855: Financial Instruments – Recognition and Measurement. This standard would cause the Fund to change the way it determines the value of securities it holds in its portfolio. In particular, securities traded in an active market are valued using the last available bid price rather than the closing price for exchange-traded securities or at the average of the latest bid and ask prices for securities traded over-the-counter. This change in determining net asset value would affect the following: (i) the valuation of the Fund's investments for its financial statements; (ii) the weekly posted net asset value per unit of the Fund; and (iii) pricing of the redemption amounts for the units.

Pursuant to requests from the investment fund industry, the Canadian Securities Administrators ("CSA") exempted investment funds, including the Fund, from applying CICA Section 3855 in the calculation of the weekly net asset values and the amount of the net asset value for redemption purposes until September 30, 2007. The exemption was requested to allow further study of whether the calculation and use of net asset value in accordance with the Canadian GAAP are appropriate for purposes other than financial statements.

Securities Lending

In September 2006, the Fund commenced a securities lending program through its custodian, RBC Dexia Investor Services Trust, in order to generate additional income. Under the program, the aggregate market value of the securities on loan cannot exceed 50% of the assets of the Fund and the Fund receives collateral of at least 102% of the market value of the securities on loan. In 2006 this program generated income of approximately $0.45 million.

Results of Operations

Distributions

During the year ended December 31, 2006, the Fund made monthly cash distributions which totalled $1.46 per unit. Since inception, in October 2004, the Fund has paid total cash distributions of $3.125 per unit.

A breakdown of the tax characteristics of the 2006 distributions paid by the Fund is provided later under "2006 Tax Information."

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the year ended December 31, 2006, 44,987 units were acquired in the market pursuant to this plan at an average price of $10.45 per unit, and 82,564 units were issued from treasury by the Fund at an average price of $10.60.

Net Asset Value

As a result of the weakness in the oil and gas income trust sector due primarily to the impact of the proposed tax on trusts and the declining commodity price for natural gas, the net asset value per unit decreased over the year by $4.18 per unit, or 34.0%, from $12.28 to $8.10. The aggregate net assets of the Fund decreased from $450 million on December 31, 2005 to $294 million on December 31, 2006 as a result of the above described reasons and repurchases under the issuer bid.

Investment Portfolio

As of December 31, 2006, the Fund's investments included a total of 28 oil and gas income trusts, a decrease of four issuers from the end of 2005. A detailed listing of the Fund's security holdings is provided in the financial statements. The decrease in the number of qualifying trusts was the result of six mergers of oil and gas trusts and the inclusion of Bonterra Energy Trust and Zargon Energy Trust. In 2006, Acclaim Energy Trust and Starpoint Energy Trust merged to form Canetic Resources Trust, Viking Energy Royalty Trust merged into Harvest Energy Trust, Ketch Resources Trust merged into Advantage Energy Income Fund, Penn West Energy Trust merged with Petrofund Energy Trust, Daylight Energy Trust merged with Sequoia Oil & Gas Trust, and Esprit Energy Trust merged into Pengrowth Energy Trust. During the year, the Fund recorded net losses (realized and unrealized) of $150.5 million.

Liquidity and Capital Resources

As of December 31, 2006, the Fund had borrowings of $43.6 million under its term credit facility, which represented 12.4% of total assets or 14.8% of net assets. The interest rate on the term credit facility is fixed until August 2009 at 4.513%, which reduces the Fund's exposure to rising short-term interest rates over its term. The borrowings have been used principally to invest in additional portfolio investments to increase the overall distributions paid by the Fund. The Fund also has a 364-day revolving credit facility for working capital purposes which provides for maximum borrowings of $22.9 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. At December 31, 2006, the Fund had $9.0 million outstanding under this facility. During the year, the minimum and maximum amounts of borrowings under both facilities were $47.1 million and $56.7 million, respectively.

To provide liquidity, units of the Fund are listed on the TSX under the symbol OGF.UN. The Fund's normal course issuer bid program allows it to purchase its units on the TSX when they trade below net asset value. As a result, purchases under the issuer bid are accretive to the net asset value per unit. A total of 385,800 units were purchased in 2006 under this program at an average price of $6.81 per unit. During the year, units of the Fund traded at an average premium to net asset value of 0.6%. Investors may also redeem their units annually in accordance with their redemption provisions.

Related Party Transactions

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund. The management fee may be paid in cash or units at the option of the Manager. During 2006, the entire management fee was paid in units. The Manager is responsible for paying the fees of Brompton Capital Advisors Inc., which is an affiliate of the Manager and which is responsible for the rebalancing of the Fund. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to the investment dealers based on the proportionate number of units held by clients of such dealers at the end of each calendar quarter. In 2006, management and service fees amounted to $2.0 million and $1.1 million, respectively.

Financial Highlights

The following tables show selected key financial information about the Fund and are intended to help readers understand the Fund's financial performance for the fiscal periods indicated. This information is derived from the Fund's audited annual financial statements. The information in the following tables is presented in accordance with National Instrument ("NI") 81-106 and, as a result, does not act as a continuity of opening and closing net asset value per unit. The increase (decrease) in net assets from operations is based on average units outstanding during the period, and all other numbers are based on actual units outstanding at the relevant point in time.

Net Asset Value per Unit

		2006		2005		2004
Net asset value, beginning of year[2]	$	12.28	$	9.53	$	9.45
Increase (decrease) from operations:[1][3]						
Total revenue		1.55		1.41		0.33
Total expenses		(0.16)		(0.15)		(0.03)
Realized gain (loss) for the year		0.01		1.11		—
Unrealized gain (loss) for the year		(4.12)		1.73		0.07
Total increase (decrease) in net assets from operations	$	(2.72)	$	4.10	$	0.37
Distributions to unitholders:[1][2]						
Cash distributions:						
From net investment income (excluding dividends)	$	1.11	$	0.95	$	0.18
From net realized gain on investments		—		0.43		—
Return of capital		0.35		—		0.11
Total cash distributions		1.46		1.38		0.29
Unit distributions:						
From net realized gain on investments		—		0.57		—
Total distributions to unitholders	$	1.46	$	1.95	$	0.29
Net asset value, end of year[2]	$	8.10	$	12.28	$	9.53

[1] Period from October 7, 2004 (commencement of operations) to December 31, 2004.

[2] Net asset value per unit and distributions per unit are based on the actual number of units outstanding at the relevant time.

[3] The increase (decrease) in net assets from operations per unit is based on the weighted average number of units outstanding over the fiscal period.

Ratios and Supplemental Data

		2006		2005		2004
Net assets (in 000s)	$	293,727	$	449,986	$	397,824
Number of units outstanding (in 000s)		36,250		36,654		41,747
Management expense ratio ("MER")[1][2]		1.43%		1.39%		7.19%
MER excluding interest expense and issuance costs[1][3]		0.86%		0.93%		0.89%
Portfolio turnover rate[4]		46.90%		45.92%		N/A
Trading expense ratio[5]		0.07%		0.14%		N/A
Closing market price	$	7.75	$	12.06	$	10.15

[1] Annualized for the period from October 7, 2004 (commencement of operations) to December 31, 2004.

[2] Management expense ratio is based on the requirements of NI 81-106 and includes the total expenses of the Fund for the stated period, including interest expense and issuance costs, and is expressed as an annualized percentage of the average net assets of the period.

[3] MER, excluding interest expense and issuance costs, has been presented separately as it expresses only the ongoing management and administrative expenses of the Fund as a percentage of average net assets.

[4] The Fund's portfolio turnover rate indicates how actively the Fund's portfolio advisor manages its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Fund buying and selling all of the securities in its portfolio once in the course of the year. The higher a fund's portfolio turnover rate in a year, the greater the trading costs payable by the fund in the year, and the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Fund. The portfolio turnover rate is not provided when a fund is less than one year old. Portfolio turnover rate is calculated by dividing the lesser of the cost of purchases and the proceeds of sales of portfolio securities for the period, excluding cash and short-term investments maturing in less than one year, by the average market value of investments during the period.

[5] The trading expense ratio represents total commissions expressed as an annualized percentage of daily average net assets of the Fund during the period. This disclosure was a new requirement in 2005 under NI 81-106 and was not applied retroactively.

Expense Ratio

The MER of the Fund increased from 1.39% in 2005 to 1.43% in 2006 due to rising short-term interest rates. This ratio is exaggerated by the inclusion of portfolio investments to increase the distributions of the Fund.

The MER, excluding interest expense and insurance costs, declined to 0.86% in 2006 from 0.93% in 2005. This latter ratio is more representative of the ongoing efficiency of the administration of the Fund.

Past Performance

The following chart and table show the past performance of the Fund. Past performance does not necessarily indicate how the Fund will perform in the future. The information shown is based on net asset value per unit and assumes that distributions made by the Fund or its units in the periods shown were reinvested (at net asset value per unit) in additional units of the Fund.

The bar chart shows the Fund's annual return in each year since inception to December 31, 2006. The chart shows, in percentage terms, how an investment held on the first day of each fiscal year would have increased or decreased by the last day of the fiscal year.

Year-by-Year Returns



50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
4.0%
46.0%
-24.7%
04*
05
06

* Period from October 7, 2004 (commencement of operations) to December 31, 2004.

The following table shows the Fund's annual compound return for each period indicated, compared with the S&P/TSX Capped Energy Trust Index ("Energy Trust Index"). The Energy Trust Index is derived from the S&P/TSX Capped Income Trust Index, based on the energy sector of the Global Industry Classification Standards ("GICS"). Income trusts that qualify for inclusion must derive their distribution income from actual operating entities. The Energy Trust Index is calculated without the burden of management fees and Fund expenses whereas the performance of the Fund is calculated after deducting such fees and expenses.

Annual Compound Returns

	1 Year	Since Inception[1]
Brompton Equal Weight Oil & Gas Income Fund[2]	(24.7)%	6.2%
S&P/TSX Capped Energy Trust Index	(3.7)%	42.7%

[1] Period from October 7, 2004 (commencement of operations) to December 31, 2006.

[2] Based on net asset value per unit and assumes that distributions made by the Fund on its units in the period shown were reinvested (at net asset value per unit) in additional units of the Fund.

Over the course of the year, the Fund had a negative return of 24.7%. Most of the decline occurred after the proposed income trust tax announcement on October 31, 2006, which had a disproportionately negative effect on oil and gas trusts and mid-cap oil and gas trusts in particular. The Fund's greater weighting to natural gas versus oil also had a negative effect on the Fund's performance due to warmer weather and high inventory levels. While oil prices ended the year essentially flat, natural gas prices declined by 45%, reducing distributable income of trusts with a majority of production tied to natural gas.

The Fund is designed to provide exposure to Canada's conventional oil and gas trusts without undue exposure to any single issuer, due to its equal weight approach. Consequently, the Fund does not have exposure to Canadian Oil Sands Trust, which comprises nearly 17% of the Energy Trust Index and which posted a 34% total return in 2006, nor does the Fund include pipeline and energy service trusts, which are included in the Energy Trust Index. Due to the equal weight approach, the Fund has much greater exposure to mid-cap producers, such as True Energy Trust, Thunder Energy Trust and Trilogy Energy Trust, whose production is more concentrated in natural gas. Natural gas prices have increased substantially since the beginning of 2007 and the fundamentals for this commodity remain strong.

Summary of Investment Portfolio
As at December 31, 2006

Total net asset value	$ 293,726,797

Portfolio Composition	% of Portfolio	% of NAV
Oil and gas	100.0%	118.1%
Total investment portfolio	100.0%	118.1%
Other net liabilities		(18.1%)
Total net asset value		100.0%

Top 25 Holdings[1]	% of Portfolio	% of NAV
Vermilion Energy Trust	5.0%	5.9%
Provident Energy Trust	4.5%	5.3%
Baytex Energy Trust	4.1%	4.9%
Bonterra Energy Income Trust	4.1%	4.9%
Enerplus Resources Fund	4.0%	4.7%
Peyto Energy Trust	3.9%	4.6%
Enterra Energy Trust	3.9%	4.6%
Crescent Point Energy Trust	3.9%	4.6%
Zargon Energy Trust	3.9%	4.6%
Harvest Energy Trust	3.8%	4.5%
ARC Energy Trust	3.8%	4.5%
Bonavista Energy Trust	3.8%	4.5%
Progress Energy Trust	3.8%	4.5%
Focus Energy Trust	3.8%	4.4%
Canetic Resources Trust	3.7%	4.4%
Fairborne Energy Trust	3.6%	4.2%
Freehold Royalty Trust	3.5%	4.1%
Penn West Energy Trust	3.4%	4.0%
Thunder Energy Trust	3.2%	3.8%
PrimeWest Energy Trust	3.2%	3.8%
Paramount Energy Trust	3.2%	3.7%
Trilogy Energy Trust	3.1%	3.7%
Shiningbank Energy Income Fund	3.1%	3.6%
NAL Oil & Gas Trust	3.0%	3.6%
Pengrowth Energy Trust	2.8%	3.4%

[1] The top 25 holdings of the Fund have been presented in accordance with NI 81-106.

The investment portfolio may change due to ongoing portfolio transactions of the investment fund. Quarterly updates are available within 60 days of each quarter end.

2006 Tax Information

The following information is applicable to holders who, for the purpose of the Income Tax Act (Canada), are resident in Canada and hold Fund units as capital property outside of an RRSP, RRIF or DPSP. Unitholders should receive a T3 slip from their investment dealer providing this information.

T3 supplementary slips for holdings of the Fund will indicate Foreign Non-Business Income in Box 25, Other Taxable Income in Box 26, Capital Gains in Box 21 and Dividend Income in Box 23. Dividend income is subject to the standard gross-up and federal dividend tax credit rules.

The return of capital component is a non-taxable amount that serves to reduce the adjusted cost base of Fund units and is now reported on the T3 supplementary slips in Box 42.

The following table outlines the breakdown of the Fund's distributions declared in 2006 on a per unit basis.

Record Date	Payment Date	Return of Capital	Foreign Non-Business Income	Other Taxable Income	Dividend Income	Capital Gains	Total Distribution
Jan. 31, 2006	Feb. 14, 2006	$ 0.02776	$ —	$ 0.08408	$ 0.00316	$ —	$ 0.115
Feb. 28, 2006	Mar. 14, 2006	0.02776	—	0.08408	0.00316	—	0.115
Mar. 31, 2006	Apr. 17, 2006	0.02776	—	0.08408	0.00316	—	0.115
Apr. 28, 2006	May 12, 2006	0.03017	—	0.09140	0.00343	—	0.125
May 31, 2006	June 14, 2006	0.03017	—	0.09140	0.00343	—	0.125
June 30, 2006	July 17, 2006	0.03017	—	0.09140	0.00343	—	0.125
July 31, 2006	Aug. 15, 2006	0.03017	—	0.09140	0.00343	—	0.125
Aug. 31, 2006	Sep. 15, 2006	0.03017	—	0.09140	0.00343	—	0.125
Sep. 29, 2006	Oct. 16, 2006	0.03017	—	0.09140	0.00343	—	0.125
Oct. 31, 2006	Nov. 14, 2006	0.03017	—	0.09140	0.00343	—	0.125
Nov. 30, 2006	Dec. 14, 2006	0.03017	—	0.09140	0.00343	—	0.125
Dec. 29, 2006	Jan. 15, 2007	0.02679	—	0.08116	0.00305	—	0.111
Total		$ 0.35143	$ —	$ 1.06460	$ 0.03997	$ —	$ 1.456

This information is of a general nature only and does not constitute legal or tax advice to any particular investor. Accordingly, investors are advised to consult their own tax advisors with respect to their individual circumstances.

Forward-Looking Statements

Some of the statements contained herein including, without limitation, financial and business prospects and financial outlook may be forward-looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as "may," "will," "should," "could," "anticipate," "believe," "expect," "intend," "plan," "potential," "continue" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risk factors. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, we cannot assure that actual results will be consistent with these forward-looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and we assume no obligation to update or revise them to reflect new events or circumstances.

Management's Responsibility Statement

The financial statements of Brompton Equal Weight Oil & Gas Income Fund (the "Fund") have been prepared by Brompton Funds Management Limited (the "Manager" of the Fund) and approved by the Board of Directors of the Manager. The Manager is responsible for the information and representations contained in these financial statements and the other sections of the annual report.

The Manager maintains appropriate procedures to ensure that relevant and reliable financial information is produced. Statements have been prepared in accordance with accounting principles generally accepted in Canada and include certain amounts that are based on estimates and judgements. The significant accounting policies applicable to the Fund are described in Note 2 to the financial statements.

The Board of Directors of the Manager is responsible for ensuring that management fulfills its responsibilities for financial reporting and has reviewed and approved these financial statements. The Board carries out this responsibility through the Audit Committee, which is comprised of independent directors of the Board.

The Manager, with the approval of its Board of Directors, has appointed the external firm of PricewaterhouseCoopers LLP as the auditors of the Fund. They have audited the financial statements of the Fund in accordance with Canadian generally accepted auditing standards to enable them to express to unitholders their opinion on the financial statements. The auditors have full and unrestricted access to the Audit Committee to discuss their findings.

Raymond R. Pether
Chief Executive Officer
Brompton Funds Management Limited
March 8, 2007

Craig T. Kikuchi
Chief Financial Officer
Brompton Funds Management Limited

Auditors' Report to Unitholders

To the Unitholders of Brompton Equal Weight Oil & Gas Income Fund:

We have audited the statement of investments of Brompton Equal Weight Oil & Gas Income Fund (the "Fund") as at December 31, 2006, the statements of net assets as at December 31, 2006 and 2005 and the statements of operations and retained earnings (deficit), changes in net assets and cash flows for the years then ended. These financial statements are the responsibility of the Fund's Manager. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the investments of the Fund as at December 31, 2006, the net assets as at December 31, 2006 and 2005 and the results of its operations and retained earnings (deficit), changes in net assets and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
March 8, 2007

Statements of Net Assets

As at December 31	2006	2005
Assets		
Investments, at market value	$ 346,955,966	$ 502,038,109
Cash	12,134	22,638
Income receivable	3,981,762	4,942,078
Deferred financing costs (note 8)	—	34,012
Total assets	350,949,862	507,036,837
Liabilities		
Accounts payable and accrued liabilities	587,374	531,634
Distributions payable to unitholders (note 4)	4,023,737	8,063,887
Loans payable (note 8)	52,611,954	48,455,000
Total liabilities	57,223,065	57,050,521
Unitholders' equity		
Unitholders' capital (note 3)	363,871,406	367,881,681
Contributed surplus (note 3)	630,017	—
Retained earnings (deficit)	(70,774,626)	82,104,635
Net assets representing unitholders' equity	$ 293,726,797	$ 449,986,316
Units outstanding (note 3)	36,249,885	36,654,034
Net asset value per unit	$ 8.10	$ 12.28

Approved on behalf of Brompton Equal Weight Oil & Gas Income Fund by the Board of Directors of Brompton Funds Management Limited, the Manager.

Peter A. Braaten
Director

James W. Davie
Director

The accompanying notes are an integral part of these financial statements.

Statements of Operations and Retained Earnings (Deficit)

For the years ended December 31	2006	2005
Income		
Distributions from income funds	$ 56,105,499	$ 58,217,018
Interest income	69,993	41,967
Securities lending income (note 7)	451,607	—
	56,627,099	58,258,985
Expenses		
Management fees (note 5)	1,951,221	2,149,045
Service fees (note 5)	1,148,157	1,382,901
Audit fees	29,701	27,741
Director fees	40,988	44,009
Trustee fees	39,750	22,816
Custodial fees	60,803	55,802
Legal fees	3,679	33,467
Unitholder reporting costs	65,693	235,697
Other administrative expenses	172,892	202,655
Interest and bank charges (note 8)	2,296,582	2,047,291
	5,809,466	6,201,424
Net investment income	50,817,633	52,057,561
Net realized gain on sale of investments (note 6)	452,149	46,078,676
Net change in unrealized gain (loss) on investments	(150,910,248)	71,481,874
Increase (decrease) in net assets from operations	(99,640,466)	169,618,111
Retained earnings, beginning of year	82,104,635	3,069,053
Excess of stated value paid on redemption and repurchase of units	—	(13,803,355)
Distributions to unitholders (note 4)	(53,238,795)	(76,779,174)
Retained earnings (deficit), end of year	$ (70,774,626)	$ 82,104,635
Increase (decrease) in net assets from operations per unit[1]	$ (2.73)	$ 4.10

[1] Based on weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

For the years ended December 31	2006	2005
Cash flows from operating activities:		
Increase (decrease) in net assets from operations	$ (99,640,466)	$ 169,618,111
Adjustments to reconcile net cash provided by operations:		
Net realized gain on sale of investments (note 6)	(452,149)	(46,078,676)
Net change in unrealized gain (loss) on investments	150,910,248	(71,481,874)
Amortization of deferred financing costs (note 8)	34,012	37,083
Increase (decrease) in income receivable	960,316	(682,018)
Increase in accounts payable and accrued liabilities	55,740	83,231
Purchase of investments (note 6)	(215,606,394)	(225,353,970)
Proceeds from sale of investments (note 6)	220,230,438	281,888,429
Cash provided by operating activities	56,491,745	108,030,316
Cash flows from financing activities:		
Proceeds from issuance of units (note 3)	—	2,008,453
Agents' fees and issuance costs (note 3)	—	13,104
Increase in loans payable	4,156,954	4,855,000
Deferred financing costs paid	—	(2,500)
Distributions paid to unitholders (note 4)	(57,278,945)	(51,928,616)
Proceeds from distribution reinvestment plan (note 4)	875,193	442,032
Repurchase of units (note 3)	(3,393,099)	(2,700,251)
Amounts paid for redemption of units (note 3)	(862,352)	(61,443,188)
Cash used in financing activities	(56,502,249)	(108,755,966)
Net decrease in cash and short-term investments	(10,504)	(725,650)
Cash, beginning of year	22,638	748,288
Cash, end of year	$ 12,134	$ 22,638
Supplemental information:		
Interest paid	$ 2,053,624	$ 1,986,065

Statements of Changes in Net Assets

For the years ended December 31	2006	2005
Net assets, beginning of year	$ 449,986,316	$ 397,824,101
Operations:		
Increase (decrease) in net assets from operations	(99,640,466)	169,618,111
Unitholder transactions:		
Distributions to unitholders (note 4)		
Net investment income	(40,387,115)	(38,517,655)
Capital gains	—	(38,261,519)
Return of capital	(12,851,680)	—
Total	(53,238,795)	(76,779,174)
Proceeds from issuance of units (note 3)	—	2,008,453
Agents' fees and issuance costs (note 3)	—	13,104
Proceeds from distribution reinvestment plan (note 4)	875,193	442,032
Repurchase of units (note 3)	(3,393,099)	(2,700,251)
Redemption of units (note 3)	(862,352)	(61,443,188)
Increase in capital from unit distribution and consolidation (note 3)	—	21,003,128
Total unitholder transactions	(56,619,053)	(117,455,896)
Net increase (decrease) in net assets	(156,259,519)	52,162,215
Net assets, end of year	$ 293,726,797	$ 449,986,316
Distributions per unit	$ 1.46	$ 1.94801

The accompanying notes are an integral part of these financial statements.

Statement of Investments

As at December 31, 2006		Cost	Market Value
No. of Units	Oil and Gas		
724,471	Advantage Energy Income Fund	$ 14,820,658	$ 9,005,175
598,140	ARC Energy Trust	10,545,257	13,338,522
644,262	Baytex Energy Trust	8,756,549	14,354,157
471,503	Bonavista Energy Trust	12,404,662	13,272,809
559,300	Bonterra Energy Income Trust	17,249,981	14,301,301
787,462	Canetic Resources Trust	18,218,948	12,945,875
767,838	Crescent Point Energy Trust	15,079,063	13,513,949
823,530	Daylight Resources Trust	11,570,592	8,408,241
271,336	Enerplus Resources Fund	11,403,201	13,751,308
1,471,986	Enterra Energy Trust	26,675,052	13,615,871
1,182,189	Fairborne Energy Trust	15,879,358	12,353,875
717,176	Focus Energy Trust	13,576,339	13,038,260
815,191	Freehold Royalty Trust	14,896,388	12,072,979
508,790	Harvest Energy Trust	14,976,474	13,345,561
852,381	NAL Oil & Gas Trust	12,792,648	10,492,810
881,836	Paramount Energy Trust	14,516,103	10,934,766
494,548	Pengrowth Energy Trust	10,780,546	9,861,287
327,270	Penn West Energy Trust	12,616,396	11,640,994
770,088	Peyto Energy Trust	16,105,078	13,630,558
519,828	PrimeWest Energy Trust	14,551,907	11,176,302
1,044,481	Progress Energy Trust	15,677,642	13,129,126
1,203,378	Provident Energy Trust	13,887,544	15,451,374
823,710	Shiningbank Energy Income Fund	17,774,055	10,584,674
1,982,592	Thunder Energy Trust	22,831,365	11,241,297
957,888	Trilogy Energy Trust	16,030,136	10,919,923
1,314,647	True Energy Trust	22,961,345	9,846,706
494,350	Vermilion Energy Trust	10,090,706	17,302,250
541,590	Zargon Energy Trust	16,611,506	13,426,016
	Total	$ 423,279,499	$ 346,955,966

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

December 31, 2006 and 2005

1. OPERATIONS

Brompton Equal Weight Oil & Gas Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on September 28, 2004, pursuant to a declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton Funds Management Limited (the "Manager") is responsible for managing the affairs of the Fund. The Manager has retained Brompton Capital Advisors Inc. to acquire the portfolio and to rebalance it on a quarterly basis in accordance with the terms of the declaration of trust. RBC Dexia Investor Services Trust is the custodian of the Fund's assets and prepares the weekly valuations of the Fund. The Fund is listed on the Toronto Stock Exchange and commenced operations on October 7, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and they include estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of these financial statements and the reported amounts of income and expenses during the periods for which the financial statements report. Actual results could differ from these estimates.

a) **Valuation of Investments**

The Fund's investments are presented at estimated market value. Investments that are publicly traded are valued at their closing price. If a closing price is not available, then these investments are valued using an average of the latest bid and ask prices. Short-term investments are valued at cost which, when taken together with accrued interest income thereon, is an approximation of their market value.

b) **Investment Transactions and Income Recognition**

Investment transactions are recorded on trade date and any realized gains or losses are recognized using the average cost of the investments. Interest income is recognized on an accrual basis. Distributions from income funds are recognized on the ex-distribution date. Net realized gains or losses on sale of investments include net realized gains or losses from foreign currency changes.

c) **Income Taxes**

The Fund qualifies as a mutual fund trust under the Income Tax Act (Canada). Provided the Fund makes distributions in each year of its net income and net realized capital gains, the Fund will not generally be liable for income tax. It is the intention of the Fund to distribute all of its net income and net realized capital gains on an annual basis. Accordingly, no income tax provision has been recorded.

d) **Foreign Exchange**

The market values of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the noon rate of exchange on each valuation date. Purchases and sales of investments and income derived from investments are translated at the rate of exchange prevailing at the time of such transactions.

e) **Fair Value of Financial Instruments**

The fair value of the Fund's financial instruments, which are composed of cash, distributions receivable, accounts payable and accrued liabilities and loans payable, approximates their book value.

3. UNITS OF THE FUND

Authorized

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be redeemed at the option of unitholders by tendering units of the Fund at least 20 business days prior to the second last day of November ("Redemption Valuation Date"). Redemption of tendered units will be settled based on the net asset value per unit on the Redemption Valuation Date less associated costs of the redemption, including brokerage costs. Units tendered for redemption will be redeemed effective on the Redemption Valuation Date of each year and will be settled on or before the tenth business day following the Redemption Valuation Date.

Notes to the Financial Statements (continued)

Issued

	2006		2005	
	Number of Units	Amount	Number of Units	Amount
Units, beginning of year	36,654,034	$ 367,881,681	41,747,101	$ 394,755,038
Initial public offering, net	—	—	—	13,104
Units redeemed	(100,913)	(1,012,953)	(5,072,374)	(47,990,238)
Issued for services (note 5)	—	—	184,155	2,008,453
Units issued under the distribution reinvestment plan (note 4)	82,564	875,201	43,552	442,032
Units repurchased pursuant to normal course issuer bid	(385,800)	(3,872,523)	(248,400)	(2,349,836)
Units issued and consolidated on special year-end distribution (note 4)	—	—	—	21,003,128
Units, end of year	36,249,885	$ 363,871,406	36,654,034	$ 367,881,681

On November 29, 2006, 100,913 units were redeemed at $8.55 per unit.

During the year, the Fund issued no (2005 – 184,155) units to the Manager in respect of its management fee.

As at December 31, 2006, the Fund had accumulated contributed surplus of $630,017 (2005 – nil) since inception. Contributed surplus is recorded when units of the Fund are redeemed or repurchased at prices per unit which are below the average cost per unit of unitholders' capital.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid for the period from November 4, 2005 to November 3, 2006. Pursuant to the issuer bid, the Fund could purchase up to 4,165,000 of its units for cancellation when the net asset value per unit exceeded its trading price. The Fund renewed the issuer bid for the period from November 6, 2006 to November 5, 2007, which allows the Fund to purchase up to 3,663,200 units. The Fund may repurchase units when the net asset value per unit exceeds its trading price. For the year ended December 31, 2006, 385,800 (2005 – 248,400) units were purchased.

The weighted average number of units outstanding for the year ended December 31, 2006 was 36,583,063 (2005 – 41,336,973).

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the year ended December 31, 2006, the Fund declared total distributions of $1.456 (2005 – $1.94801) per unit, which amounted to $53,238,795 (2005 – $76,779,174). Distributions for the year ended December 31, 2005, included cash distributions of $1.375 per unit amounting to $55,776,046. Pursuant to the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased in the open market. For the year ended December 31, 2006, 82,564 (2005 – 43,552) units in respect of distributions were issued from treasury by the Fund.

5. RELATED PARTY TRANSACTIONS

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund plus applicable taxes. The management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. In 2006, the entire management fee was paid in cash. In 2005, the entire management fee was paid in units. The Manager is responsible for paying fees of Brompton Capital Advisors Inc. for its services to the Fund. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the years ended December 31 were as follows:

	2006	2005
Proceeds from sale of investments	$ 220,230,438	$ 281,888,429
Less cost of investments sold:		
Investments at cost, beginning of year	427,451,394	437,907,177
Investments purchased during the year	215,606,394	225,353,970
Investments at cost, end of year	(423,279,499)	(427,451,394)
Cost of investments sold during the year	219,778,289	235,809,753
Net realized gain on sale of investments	$ 452,149	$ 46,078,676

Brokerage commissions on investments purchased and sold during the year ended December 31, 2006 amounted to $285,063 (2005 – $633,550). For the years ended December 31, 2006 and 2005, there were no soft dollar amounts paid.

7. SECURITIES LENDING

The Fund has entered into a securities lending program in September 2006 with its custodian, RBC Dexia Investor Services Trust. The aggregate market value of all securities loaned by the Fund cannot exceed 50% of the assets of the Fund. The Fund will receive collateral of at least 102% of the value of the securities on loan. Collateral will generally be comprised of cash and obligations of, or guaranteed by, the Government of Canada or a province thereof, or by the United States government or its agencies, or a permitted supranational agency as defined in National Instrument 81-102. The market values of the securities on loan and the related collateral at December 31, 2006, were $165.9 million (2005 – nil) and $177.0 million (2005 – nil), respectively.

8. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund has a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $22.9 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. There was $9.0 million outstanding under this facility at December 31, 2006. The Fund has borrowed the maximum amount of $43.6 million under the term credit facility at a fixed rate of 4.513% for a five-year period ending August 25, 2009. The credit facilities are secured by a first-priority security interest over all of the Fund's assets. During the year ended December 31, 2006, the minimum and maximum amounts of borrowings were $47.1 million (2005 – $43.6 million) and $56.7 million (2005 – $49.4 million), respectively.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the year ended December 31, 2006, the Fund recorded amortization of these costs in the amount of $34,012 (2005 – $37,083).

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.

9. ADOPTION OF FUTURE ACCOUNTING STANDARDS

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) recently issued a new suite of financial reporting standards that address the accounting and disclosure for financial instruments. Of particular relevance to investment funds are changes outlined in CICA Handbook Section 3855: Financial Instruments – Recognition and Measurement. The new financial reporting standards for financial instruments are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. These standards will change the way in which investments are measured for financial statement purposes and will result in differences between the net asset value per unit ("NAVPU") presented in the financial statements and the NAVPU that is published weekly. The Fund has a financial year ending December 31, 2006, and as such, these changes will not be reflected until the interim financial statements are prepared in June 2007. Such differences will primarily result from marketable securities being valued using bid prices for financial statements and closing prices for the weekly published NAVPU.

Corporate Information

Directors

Peter A. Braaten, BA, MBA
James W. Davie, BComm, MBA
P. Michael Nedham, BSc, MBA, CBV
Arthur R.A. Scace, QC, CM
Ken S. Woolner, BSc, PEng

Officers

Peter A. Braaten, BA, MBA
Chairman

Raymond R. Pether, BA, MBA
Chief Executive Officer

Mark A. Caranci, BComm, CA
President

Craig T. Kikuchi, BA, CA, CFA
Chief Financial Officer

David E. Roode, BA, CA, MBA
Senior Vice President

Moyra E. MacKay, BA
Vice President and Corporate Secretary

Lorne J. Zeiler, BA, MBA, CFA
Vice President

Jessica Leung, BComm, CA
Controller

Ann P. Wong, BA, CA, CPA (Delaware), CFA, Controller

Christopher Cullen, BASc, MBA, CFA
Assistant Vice President

Janet Toffolo
Assistant Vice President

Continuous Disclosure Manager

Contact: David E. Roode
Phone: 416-642-6008
Email: roode@bromptongroup.com

Trustee

Computershare Trust Company of Canada

Custodian

RBC Dexia Investor Services Trust

Auditors

PricewaterhouseCoopers LLP

Banker

Bank of Nova Scotia

Website

www.bromptongroup.com

BROMPTON FUNDS

Mailing Address
Bay Wellington Tower, BCE Place
181 Bay Street
Suite 2930, P.O. Box 793
Toronto, ON M5J 2T3

Phone: 416-642-6000
Fax: 416-642-6001
Toll Free: 866-642-6001

END